DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

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RECEIVED

2006 AUG 29 P 1:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34660

August 24, 2006

Darren Novak
Dir.212 588 5579
dnovak@dwpv.com

File No. 117402/211166

[redacted]

06016407

SUPPL

PROCESSED

AUG 3 1 2006

THOMSON FINANCIAL

BY REGISTERED MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street NE
Mail Stop 3628
Washington, D.C. 20549

Re: Xstrata plc (File No. 055-79473)

Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are hereby furnishing to the United States Securities and Exchange Commission (the "SEC") on behalf of our client, Xstrata plc ("Xstrata"), a corporation incorporated under the laws of England and Wales with its principal executive offices located at Bahnhofstrasse 2, 6301 Zug, Switzerland, the following documents enclosed herewith with respect to the offer made on May 18, 2006 by Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata, to purchase at a price of Canadian $62.50 each per share all of the outstanding common shares (together with the associated rights issued and outstanding under shareholder rights plan of Falconbridge (as defined below)) of Falconbridge Limited ("Falconbridge"), a corporation organized under the laws of Ontario, Canada, other than any common shares of Falconbridge owned directly or indirectly by Xstrata Canada or its affiliates:

- Notice of Extension, dated July 7, 2006 (Tab 1);[1]

- Early Warning Report, dated July 7, 2006, filed by 1184760 Alberta Limited ("Alberta Limited"), a wholly-owned subsidiary of Xstrata (Tab 2);[2]

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[1] Filed with Xstrata's Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 7, 2006.

dw 8/29

- Notice of Variation, dated July 11, 2006 (Tab 3);[3]
- Letter to Falconbridge Shareholders (Tab 4);[4]
- Early Warning Report, dated July 11, 2006, filed by Alberta Limited (Tab 5);[5]
- Notice of Variation, dated July 21, 2006 (Tab 6);[6]
- Letter of Transmittal (Tab 7);[7]
- Notice of Guarantee Delivery (Tab 8);[8]
- Letter to Falconbridge Shareholders (Tab 9);[9]
- Early Warning Report, dated July 21, 2006, filed by Alberta Limited (Tab 10);[10]
- Early Warning Report, dated July 27, 2006, filed by Alberta Limited (Tab 11);[11]
- Early Warning Report, dated July 28, 2006, filed by Alberta Limited (Tab 12);[12]

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[2] Filed with Xstrata's Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006. Filed in Canada on SEDAR on July 7, 2006.

[3] Filed with Xstrata's Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 11, 2006.

[4] Filed with Xstrata's Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 11, 2006.

[5] Filed with Xstrata's Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006. Filed in Canada on SEDAR on July 11, 2006.

[6] Filed with Xstrata's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 21, 2006.

[7] Filed with Xstrata's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 21, 2006.

[8] Filed with Xstrata's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 21, 2006.

[9] Filed with Xstrata's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on July 21, 2006.

[10] Filed with Xstrata's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006. Filed in Canada on SEDAR on July 21, 2006.

[11] Filed with Xstrata's Schedule 14D-1F (Amendment No. 4) (File No. 005-62437) filed July 27, 2006. Filed in Canada on SEDAR on July 27, 2006.

[12] Filed with Xstrata's Schedule 14D-1F (Amendment No. 5) (File No. 005-62437) filed July 28, 2006. Filed in Canada on SEDAR on July 28, 2006.

- Notice of Extension, dated August 15, 2006 (Tab 13);[13]
- Early Warning Report, dated August 15, 2006, filed by Alberta Limited (Tab 14);[14]

All other documents related to Xstrata's offer for Falconbridge were furnished to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act on May 18, 2006.

Should you have inquiries with respect to the foregoing or enclosed, please do not hesitate to contact me at (212) 588-5579.

Yours very truly,

Darren Novak

Enclosures

[13] Filed with Xstrata's Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on August 15, 2006.

[14] Filed with Xstrata's Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006. Filed in Canada on SEDAR on August 15, 2006.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 7, 2006

NOTICE OF EXTENSION
by
XSTRATA CANADA INC.
a wholly-owned indirect subsidiary of

XSTRATA PLC
of its
OFFER TO PURCHASE
all the outstanding common shares
(together with associated rights under the shareholder rights plan) of
FALCONBRIDGE LIMITED
on the basis of Cdn. $52.50 in cash for each share

Xstrata Canada Inc. (the "**Offeror**") hereby gives notice that it is amending its offer dated May 18, 2006 (the "**Original Offer**") to purchase all of the outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with the associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("**Xstrata**"), in order to extend the expiry of the Original Offer to 8:00 p.m. (Toronto time) on July 21, 2006.

YOU MUST TENDER YOUR COMMON SHARES ON OR BEFORE 8:00 P.M. (TORONTO TIME) ON JULY 21, 2006 IN ORDER TO HAVE YOUR COMMON SHARES ACQUIRED PURSUANT TO THE OFFER, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

This notice of extension (the "**Notice of Extension**") should be read in conjunction with the Original Offer and accompanying circular dated May 18, 2006 (collectively, the "**Offer and Circular**"), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term "Offer" means the Original Offer as amended or supplemented by this Notice of Extension.

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
JP Morgan Securities Canada Inc.
Deutsche Bank Securities Limited

In the United States

JP Morgan Securities Inc.
Deutsche Bank Securities Inc.
TD Securities (USA) LLC

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular (or a manually signed facsimile thereof) and deposit it, together with the certificates representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the "**Depositary**") at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Original Offer using the accompanying Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Offer and Circular.

All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited (collectively, the "**Canadian Dealer Managers**"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "**Dealer Managers**").

Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("**SEDAR**") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("**Falconbridge Options**") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

All dollar references in this Notice of Extension are in Canadian dollars, except where otherwise indicated. On July 6, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.90, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.49.

STATEMENTS REGARDING FORWARD–LOOKING INFORMATION

Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward–looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward–looking statements. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward–looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and/or Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward–looking statements.

NOTICE OF EXTENSION

July 7, 2006

TO: THE SHAREHOLDERS OF FALCONBRIDGE

This Notice of Extension amends and supplements the Offer and Circular, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon conversion, exchange or exercise of any securities of Falconbridge (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, in order to extend the expiry of the Original Offer to 8:00 p.m. (Toronto time) on July 21, 2006.

Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term "Offer" means the Original Offer as amended or supplemented by this Notice of Extension.

1. Recent Developments

Regulatory and Shareholder Approvals for the Offer

On June 14, 2006, Xstrata announced that the U.S. Department of Justice had confirmed that there are no U.S. competition issues with respect to the Offer. The Offeror is therefore free to proceed with its Offer without further U.S. anti-trust review.

On June 15, 2006, Xstrata announced that an advance ruling certificate had been received from the Canadian Competition Bureau with respect to the Offer. The Offeror is therefore free to proceed with its Offer without further Canadian competition review.

On June 30, 2006, Xstrata announced that its shareholders had approved at its extraordinary general meeting the acquisition of the Common Shares pursuant to the Offer, in accordance with the Listing Rules of the United Kingdom Financial Services Authority, and an increase in the authorized but unissued share capital of Xstrata and the renewal of the authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985. This shareholder approval was one of the conditions of the Offer, which is now satisfied.

On July 3, 2006, Xstrata advised that it had been informed by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act (the "**Minister**") was unable to complete the consideration of Xstrata's investment in connection with the Offer within the initial 45 day period. As prescribed by the Investment Canada Act, the Minister therefore extended the review period for up to a further 30 days (or such other period as may be agreed) from July 3, 2006.

Other Recent Developments Concerning the Offer

On May 18, 2006, Falconbridge announced its intention to redeem the remaining balance of its 9,999,701 outstanding junior preference shares for a total of approximately U.S. $253 million. The junior preference shares were scheduled to be redeemed on June 28, 2006 under a notice of redemption sent to shareholders of record on May 25, 2006. Assuming completion of this redemption, Falconbridge has no junior preference shares outstanding.

In a directors' circular dated May 31, 2006 relating to Xstrata's Original Offer, the Falconbridge board of directors determined that the Original Offer was not a "superior proposal" under the terms of the Inco Support Agreement. The Falconbridge board of directors also stated in the directors' circular that it continued to recommend that Falconbridge Shareholders accept the Inco Bid. The Falconbridge board of directors elected to make no recommendation with respect to the Original Offer.

On June 27, 2006, a three-member panel of the OSC conducted a hearing relating to the application by Xstrata to terminate the Replacement Shareholder Rights Plan. The panel issued its decision on June 30, 2006 to the effect that the Replacement Shareholder Rights Plan be cease traded on the earlier of the date that Xstrata takes up sufficient Common Shares pursuant to the Offer to satisfy the condition of the Offer that at least a majority of the Common Shares then outstanding (calculated on a fully diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27, have been validly deposited to the Offer and not withdrawn (the "**Majority of the Minority Condition**") and July 28, 2006. The panel also ordered that Xstrata be precluded from exercising its right as stated in the Original Offer to acquire up to 5% of the Common Shares through normal course purchases on the TSX in accordance with applicable securities laws, until the earlier of the date on which Xstrata takes up sufficient Common Shares to satisfy the Majority of the Minority Condition and July 28, 2006.

Recent Developments Concerning the Inco Bid for Falconbridge

On May 26, 2006, Falconbridge issued a notice of change to its directors' circular in which the Falconbridge board of directors unanimously recommends that Shareholders accept the Inco Bid, as the Inco Bid had been revised pursuant to an announcement by Inco on May 13, 2006.

On May 29, 2006, Inco issued its notice of variation with respect to the revised Inco Bid.

On June 7, 2006, Falconbridge and Inco announced that they had reached a definitive agreement with LionOre Mining International Ltd. ("**LionOre**") covering the sale to LionOre of certain assets and related operations of Falconbridge, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility (the "**Falconbridge Divested Assets**"). In addition, the sale would include an agreement to supply up to 60,000 tonnes of nickel–in–matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The closing of the sale of the Falconbridge Divested Assets is conditional on, among other things, the clearance by the U.S. Department of Justice and the EC of the Inco Bid and Inco having acquired more than 50% (on a fully diluted basis) of the Common Shares pursuant to the Inco Bid or otherwise. The purchase price to be paid by LionOre for the assets and related operations to be sold is U.S. $650 million.

On June 9, 2006, Xstrata advised Inco that Xstrata does not intend to tender its Common Shares to the Inco Bid and that if Inco does ultimately take up and pay for Common Shares deposited under the Inco Bid and proceeds to complete a subsequent acquisition transaction to acquire the Common Shares that are not deposited under the Inco Bid, Xstrata currently intends to exercise its statutory right to dissent and to demand payment of the fair value of the Common Shares held by Xstrata and its affiliates in cash.

On June 23, 2006, Inco announced that it received formal clearance from the U.S. Department of Justice for Inco's proposed acquisition of Falconbridge through "early termination" of the applicable waiting period under the HSR Act in view of the commitment by Inco and Falconbridge to sell the Falconbridge Divested Assets.

Inco disclosed in filings with the SEC that, in response to Teck Cominco's unsolicited offer to acquire all of the outstanding Inco shares (the "**Teck Bid**"), the board of directors of Inco authorized the entering into of discussions and negotiations with third parties for the purpose of exploring strategic alternatives. Consequently, Inco held discussions with a number of third parties, including Phelps Dodge Corporation ("**Phelps Dodge**"), with respect to possible strategic alternatives in connection with the Inco Bid and the Teck Bid. As a result of its discussions and eventual negotiations with Phelps Dodge, on June 26, 2006, Inco and Phelps Dodge announced that they had entered into a combination agreement, pursuant to which Phelps Dodge would acquire all of the outstanding Inco shares by way of a statutory plan of arrangement for Cdn. $17.50 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full proration (the "**Phelps Dodge Inco Combination**"). The Phelps Dodge Inco Combination is subject to the approval of Inco shareholders, Phelps Dodge shareholders, the Superior Court of Justice (Ontario) and Canadian, U.S. and EC regulatory agencies. The Phelps Dodge Inco Combination is subject to a number of conditions, including (a) Inco having acquired at least two–thirds of the outstanding Common Shares under the Inco Bid and having completed a compulsory acquisition or a subsequent acquisition transaction in order to acquire any remaining Common Shares or (b) the Inco Support Agreement having been terminated in accordance with its terms.

Also on June 26, 2006, in connection with the Phelps Dodge Inco Combination, Inco announced that it would increase its offer for each Common Share to Cdn. $17.50 in cash and 0.55676 common shares of Inco, assuming full proration. Phelps Dodge agreed to purchase up to U.S. $3.0 billion aggregate principal amount of Inco convertible subordinated notes only to the extent that Inco requires the proceeds of the notes for the acquisition of the Common Shares under the Inco Bid and/or satisfaction of the obligations of Inco and Falconbridge to any Shareholders who properly exercise dissent rights in respect of a compulsory acquisition or subsequent acquisition transaction conducted following the Inco Bid and demand that fair value be paid in cash.

Inco issued a notice of variation and extension, dated June 29, 2006 relating to the increase in the consideration under the Inco Bid in connection with the Phelps Dodge Inco Combination and the extension of the Inco Bid to 8:00 p.m. (Toronto time) on Thursday, July 13, 2006. Falconbridge issued a notice of change to its directors' circular dated June 29, 2006 in which the Falconbridge board of directors unanimously recommended that Shareholders accept the Inco Bid, as amended.

On July 4, 2006, Inco announced that the Inco Bid had been cleared by the EC and that it had therefore satisfied the final outstanding regulatory condition to the Inco Bid. The EC clearance is conditioned on the same remedy agreed upon with the U.S. Department of Justice, which consists of the sale of the Falconbridge Divested Assets.

Recent Developments Concerning the Teck Cominco Bid for Inco

In a directors' circular dated May 29, 2006, Inco's board of directors unanimously recommended that Inco shareholders reject the Teck Bid.

On June 14, 2006, Teck announced that it had received Canadian and United States anti–trust clearance for the Teck Offer to proceed.

On June 14, 2006, Teck also announced that its Class B subordinate voting shares had begun trading on the New York Stock Exchange.

2. Extension of the Offer

By notice to the Depositary given on July 7, 2006 and a press release issued by the Offeror, the Offeror extended the expiry of the Original Offer from 8:00 p.m. (Toronto time) on July 7, 2006 to **8:00 p.m. (Toronto time) on Friday, July 21, 2006**. Accordingly, the definition of "Expiry Time" in the "Glossary" accompanying the Offer and Circular is deleted in its entirety and replaced with the following definition:

"**Expiry Time**" means 8:00 p.m. (Toronto time) on Friday, July 21, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

In addition, all references to July 7, 2006 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to Friday, July 21, 2006.

3. Time for Acceptance

The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 21, 2006.

4. Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

5. Take Up of and Payment for Deposited Common Shares

If all conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time (as amended hereby). Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

6. Right to Withdraw Deposited Common Shares

Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

   (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re–deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

7. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8. Variations to the Original Offer

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Original Offer and the changes in information to the Offer and Circular set forth in this Notice of Extension.

9. Directors' Approval

The contents of this Notice of Extension have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized by the board of directors of the Offeror and Xstrata.

CERTIFICATE OF XSTRATA CANADA INC.

DATED: July 7, 2006

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

/s/ CHARLES REX SARTAIN
Charles Rex Sartain
Chief Executive Officer

/s/ LOUIS OLIVER FORBES IRVINE
Louis Oliver Forbes Irvine
Chief Financial Officer

On behalf of the Board of Directors

/s/ BENNY STEVEN LEVENE
Benny Steven Levene
Director

/s/ WILLIAM MICHAEL AINLEY
William Michael Ainley
Director

CERTIFICATE OF XSTRATA PLC

DATED: July 7, 2006

The foregoing together with the Offer and Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing together with the Offer and Circular does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

/s/ MICHAEL LAWRENCE DAVIS Michael Lawrence Davis Chief Executive Officer	/s/ TREVOR LAWRENCE REID Trevor Lawrence Reid Chief Financial Officer

On behalf of the Board of Directors

/s/ SANTIAGO ZALDUMBIDE Santiago Zaldumbide Director	/s/ IVAN GLASENBERG Ivan Glasenberg Director

The Depositary and Information Agent for the Offer is:

KINGSDALE SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contact us@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

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Exhibit 1.4

**REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUÉBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)**

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:
1184760 Alberta Ltd.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;
Not applicable.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;
1184760 Alberta Ltd. (the "Offeror") beneficially owns and controls 73,665,996 common shares of Falconbridge Limited ("Falconbridge"), representing approximately 19.8% of the issued and outstanding common shares of Falconbridge.

(d)

the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control;
See paragraph (c) above.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and
None.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

None.

(e)

the name of the market in which the transaction or occurrence that gave rise to this report took place:
Not applicable.

(f)

the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

On July 7, 2006, Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata", collectively, the "Reporting Persons"), announced it has extended the expiry time of its offer (the "Original Offer") dated May 18, 2006 to purchase all of the outstanding common shares of Falconbridge together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, to 8:00 p.m. (Toronto time) on July 21, 2006 (the "Amended Offer"). A copy of the news release is attached as Exhibit A.

The foregoing description of the Amended Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer, filed with Canadian regulatory authorities on May 18, 2006, as amended by the notice of extension, which Xstrata Canada expects to file with Canadian regulatory authorities on July 7, 2006.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Not applicable.

(h) ***the names of any joint actors in connection with the disclosure required by this report;***

Xstrata Canada is a wholly–owned indirect subsidiary of the Offeror, which is a wholly–owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly–owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) ***in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***
Not applicable.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***
See paragraph (f) above.

DATED this 7th day of July, 2006

1184760 ALBERTA LTD.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: President and Secretary

EXHIBIT A

xstrata

PRESS RELEASE

News Release: EXTENSION OF OFFER FOR FALCONBRIDGE LIMITED

Zug, 7 July 2006

Xstrata plc ("Xstrata") announces an extension of the expiry date for its all-cash offer of C$52.50 per share for all of the outstanding common shares of Falconbridge Limited not already owned by Xstrata from Friday July 7, 2006 to 8pm (Toronto time) on Friday July 21, 2006. All other terms and conditions of Xstrata's offer for Falconbridge described in its offer and offering circular dated May 18, 2006 remain unchanged.

Xstrata will mail a formal notice of extension to all Falconbridge shareholders today.

Falconbridge shareholders with questions or requests for copies of the documents, please call Kingsdale Shareholder Services Inc. at 1-866-639-7993. Banks and brokers should call at 416-867-2272.

ends

Xstrata contacts

Claire Divver		Ernie Lalonde	
Telephone	+44 20 7968 2871	National Public Relations	
Mobile	+44 7785 964 340	Telephone	+1 416 848 1423
Email	cdivver@xstrata.com	Email	elalonde@national.ca
Michael Oke			
Aura Financial			
Telephone	+44 20 7321 0033		
Mobile	+44 7834 368 299		
Email	michael@aura-financial.com		

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 11, 2006

NOTICE OF VARIATION
by

XSTRATA CANADA INC.

a wholly–owned indirect subsidiary of

XSTRATA PLC

of its
OFFER TO PURCHASE
all the outstanding common shares
(together with associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

for the increased price of Cdn. $59.00 in cash for each share

Xstrata Canada Inc. (the "**Offeror**") hereby gives notice that it is varying, amending and supplementing its offer dated May 18, 2006 (the "**Original Offer**"), as supplemented and amended by the Notice of Extension, dated July 7, 2006 (the "**First Extension**"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with the associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by Xstrata plc ("**Xstrata**"), and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to (i) increase the consideration payable under the Offer by Cdn. $6.50 to Cdn. $59.00 cash per Common Share, (ii) remove the condition that 66 2/3% of the Common Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time, and (iii) extend the expiry time of the Offer to midnight (Vancouver time) on July 21, 2006. The increased Offer represents an increase of approximately 12.4% over the Original Offer. The increased Xstrata offer values the total common share capital of Falconbridge at approximately Cdn. $22.5 billion (approximately U.S.$20.0 billion).

Xstrata's revised offer price represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid (the "Inco Bid") for Falconbridge Common Shares of Cdn. $53.83 per share, based upon the June 23, 2006 closing price on the Toronto Stock Exchange (the "TSX") of Inco shares, being the trading day before the revised Inco Bid was announced and assuming full pro–ration of the share and cash consideration in accordance with the terms of the Inco Bid.

YOU MUST TENDER YOUR COMMON SHARES ON OR BEFORE MIDNIGHT (VANCOUVER TIME) ON FRIDAY, JULY 21, 2006 IN ORDER TO HAVE YOUR COMMON SHARES ACQUIRED PURSUANT TO THE OFFER, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

As previously announced, the U.S. Department of Justice and the Canadian Competition Bureau have completed their respective reviews of the Offer and have not identified any competition issues. Consequently, Xstrata is free to proceed without further U.S. antitrust or Canadian competition review. Xstrata continues to expect that the Offer will not encounter substantive antitrust issues in Europe. Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, Xstrata will receive the necessary approval under the Investment Canada Act prior to the Expiry Time.

This notice of variation (this "**Notice of Variation**") should be read in conjunction with the Original Offer and the accompanying circular dated May 18, 2006 (the "**Circular**", and, together with the Original Offer, the "**Offer and Circular**"), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular, each as amended and supplemented by the First Extension. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as amended and supplemented by the First Extension. The term "Offer" means the Original Offer as amended and supplemented by the First Extension and as varied, amended and supplemented by this Notice of Variation.

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
JP Morgan Securities Canada Inc.
Deutsche Bank Securities Limited

In the United States

JP Morgan Securities Inc.
Deutsche Bank Securities Inc.
TD Securities (USA) LLC

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular (or a manually signed facsimile thereof) and deposit it, together with the certificates representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the "**Depositary**") at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Original Offer using the accompanying Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Offer and Circular.

All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. or Deutsche Bank Securities Limited (collectively, the "**Canadian Dealer Managers**"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "**Dealer Managers**").

Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("**SEDAR**") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("**Falconbridge Options**") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

All dollar references in this Notice of Variation are in Canadian dollars, except where otherwise indicated. On July 10, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.89, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.48.

STATEMENTS REGARDING FORWARD–LOOKING INFORMATION

Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward–looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward–looking statements. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward–looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and/or Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward–looking statements.

NOTICE OF VARIATION

July 11, 2006

TO: THE SHAREHOLDERS OF FALCONBRIDGE

By notice to the Depositary and as set forth in this Notice of Variation, the Offeror has varied its Original Offer dated May 18, 2006, as amended and supplemented by the First Extension, to purchase, on the terms and subject to the conditions contained in the Offer and Circular, as amended and supplemented by the First Extension, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, in order to (i) increase the consideration payable under the Offer by Cdn. $6.50 to Cdn. $59.00 cash per Common Share, (ii) remove the condition that 66 2/3% of the Common Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time, and (iii) extend the expiry time of the Offer to midnight (Vancouver time) on July 21, 2006. The increased Offer represents an increase of approximately 12.4% over the Original Offer. The increased Xstrata offer values the total common share capital of Falconbridge at approximately Cdn. $22.5 billion (approximately U.S.$20.0 billion).

As previously announced, the U.S. Department of Justice and the Canadian Competition Bureau have completed their respective reviews of the Offer and have not identified any competition issues. Consequently, Xstrata is free to proceed without further U.S. antitrust or Canadian competition review. Xstrata continues to expect that the Offer will not encounter substantive antitrust issues in Europe. Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, Xstrata will receive the necessary approval under the Investment Canada Act prior to the Expiry Time.

Except as otherwise set forth in this Notice of Variation, the terms and conditions set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, each as supplemented and amended by the First Extension, continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension.

Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as amended and supplemented by the First Extension. The term "Offer" means the Original Offer as amended and supplemented by the First Extension and as varied, amended and supplemented by this Notice of Variation.

1. Increase in Price Offered for Common Shares

The Offeror has varied the Offer by increasing the consideration payable under the Offer by Cdn. $6.50 to Cdn. $59.00 cash per Common Share. All references in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension to the consideration offered by the Offeror for each Common Share are hereby amended to reflect the foregoing.

Xstrata's revised offer price represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid (the "Inco Bid") for Falconbridge Common Shares of Cdn. $53.83 per share, based upon the June 23, 2006 closing price on the Toronto Stock Exchange (the "TSX") of Inco shares, being the trading day before the revised Inco Bid was announced and assuming full pro–ration of the share and cash consideration in accordance with the terms of the Inco Bid.

Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Common Shares are taken up under the Offer, including Shareholders who have already deposited their Common Shares to the Offer, will receive the increased consideration for their Common Shares.

2. Extension of the Offer

The Offeror has extended the expiry time of the Offer to **midnight (Vancouver time) on Friday, July 21, 2006**. Accordingly, the definition of "Expiry Time" in the "Glossary" accompanying the Offer and Circular, as amended by the First Extension, is deleted in its entirety and replaced with the following definition:

> "**Expiry Time**" means midnight (Vancouver time) on Friday, July 21, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

3. Amendment of the Minimum Tender Condition

The Offeror has amended the condition in section 4 of the Offer, "Conditions of the Offer", to delete subparagraph (a)(i), which provided that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with Common Shares held by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares then outstanding (calculated on a fully–diluted basis).

In connection with the foregoing, the following amendments are also made to the Offer and Circular:

a) the following words are deleted from the second paragraph from the bottom of the cover page: "such number of Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, at least 66 2/3% of the Common Shares then outstanding (calculated on a fully–diluted basis), and"; and

b) the following words are deleted from the paragraph under the heading "Conditions of the Offer" on page 4 of the Offer and Circular: "(i) such number of Common Shares which, together with the Common Shares owned by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares on a fully–diluted basis and (ii)".

The foregoing amendments do not affect the condition that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time at least a majority of the Common Shares then outstanding (calculated on a fully–diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61–501 and Regulation Q–27.

4. Source of Funds

The first sentence of the first paragraph of Section 7 of the Circular, "Source of Funds" (found at page 34 of the Offer and Circular), is deleted and replaced by the following:

The Offeror estimates that, if it acquires all of the Common Shares (other than the Common Shares owned directly or indirectly by Xstrata), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $18.1 billion.

The first sentence of the second paragraph of Section 7 of the Circular, "Source of Funds" (found at page 34 of the Offer and Circular), is deleted and replaced by the following:

> Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $18.0 billion, which is currently undrawn, and cash on hand.

On May 22, 2006, certain private placements of Xstrata's ordinary shares closed raising gross proceeds of approximately U.S.$2.478 billion. Xstrata used the net proceeds of such offerings to repay certain of its existing bank debt (including bank debt incurred in connection with Xstrata's acquisitions of Common Shares in 2005) that Xstrata had initially intended to refinance by using a portion of the available debt under the Committed Financing Arrangements. Because such indebtedness has been refinanced with the proceeds of such sale of Xstrata's ordinary shares, Xstrata did not expect to need to access the entire amount of indebtedness that had originally been made available under the Committed Financing Arrangements. Accordingly, Xstrata and the banks party thereto amended the Acquisition Facilities Underwriting Letter on June 12, 2006 to, among other things, reduce the Debt Bridge Facility from U.S.$3.5 billion to U.S.$2.5 billion.

On June 30, 2006, the parties to the Acquisition Facilities Underwriting Letter entered into a Sub-Underwriting Letter Agreement with several new underwriters as an international syndicate of banks to provide facilities on the terms and conditions of the Acquisition Facilities Agreement and pursuant to which the underwriters committed severally (in the proportion set out in such letter) to underwrite such facilities.

5. Recent Developments

Recent Developments Concerning the Teck Bid

On July 7, 2006, Teck Cominco announced that it had received notice of non-opposition from the EC competition authority with respect to the Teck Bid for Inco and that Teck Cominco had therefore received all necessary antitrust clearances for the Teck Bid to proceed.

6. Time for Acceptance

The Offer is now open for acceptance until midnight (Vancouver time) on Friday, July 21, 2006.

7. Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

8. Take Up of and Payment for Deposited Common Shares

If all conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

9. Right to Withdraw Deposited Common Shares

Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer),

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re–deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

10. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

11. Variations to the Offer

The Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension shall be read together with this Notice of Variation in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular, as amended and supplemented by the First Extension, set forth in this Notice of Variation.

12. Directors' Approval

The contents of this Notice of Variation have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized, by the board of directors of the Offeror and Xstrata.

CERTIFICATE OF XSTRATA CANADA INC.

The foregoing, together with the Offer and Circular and the First Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular and the First Extension, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 11, 2006

(signed) *Charles Rex Sartain*
CHARLES REX SARTAIN
Chief Executive Officer

(signed) *Louis Oliver Forbes Irvine*
LOUIS OLIVER FORBES IRVINE
Chief Financial Officer

On behalf of the Board of Directors

(signed) *Benny Steven Levene*
BENNY STEVEN LEVENE
Director

(signed) *William Michael Ainley*
WILLIAM MICHAEL AINLEY
Director

CERTIFICATE OF XSTRATA PLC

The foregoing, together with the Offer and Circular and the First Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular and the First Extension, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 11, 2006

(signed) *Michael Lawrence Davis* MICHAEL LAWRENCE DAVIS Chief Executive Officer	(signed) *Trevor Lawrence Reid* TREVOR LAWRENCE REID Chief Financial Officer

On behalf of the Board of Directors

(signed) *Ivan Glasenberg* IVAN GLASENBERG Director	(signed) *Santiago Zaldumbide* SANTIAGO ZALDUMBIDE Director

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this document, the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery or the First Extension may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

xstrata

July 11, 2006
Dear Falconbridge Shareholder:

On behalf of the Board of Directors and management of Xstrata plc ("**Xstrata**") and its wholly–owned indirect subsidiary, Xstrata Canada Inc. (the "**Offeror**"), I am pleased to send you our increased offer to purchase common shares of Falconbridge Limited for Cdn. $59.00 cash per share (the "**Increased Offer**"), an increase of Cdn. $6.50 cash per share, or approximately 12.4%, over our original offer. Our offer is for the Falconbridge common shares, together with the associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of our original offer on May 18, 2006 upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The expiry time for the offer is now midnight (Vancouver time) on Friday, July 21, 2006 (the "**Expiry Time**").

The Increased Offer values the total common share capital of Falconbridge at approximately Cdn. $22.5 billion (approximately U.S. $20.0 billion). We believe the Increased Offer presents an attractive opportunity for you to realize full value for your shares on a secure, all–cash basis. The Increased Offer represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid for Falconbridge of C$53.83, based upon the 23 June 2006 closing price on the Toronto Stock Exchange of Inco shares, being the trading day before the revised Inco offer was announced and assuming full pro–ration of the share and cash consideration in accordance with the terms of Inco's offer.

Xstrata has revised the minimum tender condition of its offer to delete the portion of the condition that requires acceptances from at least 66 2/3% of the outstanding Falconbridge common shares including the common shares held by Xstrata and its affiliates. In keeping with its consistently stated interest in acquiring 100% of Falconbridge, Xstrata's offer is subject to the minimum tender condition that at the expiry time Xstrata shall have received acceptances from at least a majority of the Falconbridge common shares then outstanding, the votes attached to which would be included in the minority approval of a second step business combination or going private transaction (or a majority of the approximately 80.2% of the outstanding Falconbridge shares that Xstrata does not already own). Consistent with the recent ruling of the Ontario Securities Commission and the fact that the Falconbridge Shareholder Rights Plan still remains in place, Xstrata is only able to take up shares tendered to its offer from the earlier of July 28, 2006 or the date on which a majority of the 80.2% of Falconbridge shares Xstrata does not already own are tendered to its offer provided that Xstrata has received Investment Canada Act approval by then.

As previously announced, the U.S. Department of Justice and the Canadian Competition Bureau have completed their respective reviews of our offer and have not identified any competition issues. Consequently, we are free to proceed without further U.S. antitrust or Canadian competition review. We continue to expect that our offer will not encounter substantive antitrust issues in Europe. We remain confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, we will receive the necessary approval under the Investment Canada Act prior to the Expiry Time.

Enclosed in this package you will find a Notice of Variation relating to the Increased Offer. Detailed instructions for depositing your Common Shares are included in the Original Circular. You can use the Letter of Transmittal or the Notice of Guaranteed Delivery that accompanied the Original Circular to accept the Increased Offer. If you have already deposited your Common Shares into our offer, you need not take any further action.

Our increased offer price for Falconbridge underlines our belief that the combination of Xstrata and Falconbridge represents an excellent opportunity to create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry.

Our increased all-cash offer of Cdn. $59.00 per share presents Falconbridge shareholders with a guaranteed cash premium for their shares. Compared with the uncertainty and fluctuating value of Inco's shares and cash offer, which is dependent on the promise of a potential future transaction with Phelps Dodge and the inherent uncertainties over the closing of that transaction, we believe that Falconbridge shareholders will welcome Xstrata's increased all-cash offer as the best deal on the table.

If you have already deposited your Common Shares to the Inco Bid, you may withdraw your Common Shares in accordance with the terms of the Inco Bid and deposit them into our Increased Offer. Please note that the expiry time for the Inco Bid is 8:00 p.m. (Toronto time) on Thursday, July 13, 2006, at which time Inco may be in a position to take up your Common Shares if the conditions to the Inco Bid have been satisfied by Inco, in which case you would no longer have a right to withdraw your Common Shares from the Inco Bid and you would not be able to obtain the benefit of our superior offer.

If you have any questions as to how to tender your shares, please contact Kingsdale Shareholder Services Inc. at toll-free in North America 1-866-639-7993 or outside North America call collect (416) 867-2272.

Yours truly,

(signed) M.L. Davis

M.L. Davis
Chief Executive Officer

Exhibit 1.5

**REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)**

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:
1184760 Alberta Ltd.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;
Not applicable.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;
1184760 Alberta Ltd. (the "Offeror") beneficially owns and controls 73,665,996 common shares of Falconbridge Limited ("Falconbridge"), representing approximately 19.8% of the issued and outstanding common shares of Falconbridge.

(d)

the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control;
See paragraph (c) above.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

None.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

None.

(e)

the name of the market in which the transaction or occurrence that gave rise to this report took place:

Not applicable.

(f)

the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

On July 11, 2006, Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata", collectively, the "Reporting Persons"), announced its intention to vary its offer (the "Original Offer") dated May 18, 2006, as amended by the Notice of Extension, dated July 7, 2006, to purchase all of the outstanding common shares of Falconbridge together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, in order to (i) increase the consideration payable under the Original Offer to Cdn. $59.00 cash per Common Share; (ii) revise the minimum tender condition of the offer to delete the requirement that there shall have been deposited under the offer and not withdrawn at the expiry time of the offer such number of Common Shares that, together with the Common Shares held by Xstrata and its affiliates, constitutes at least $66^{2}/_{3}$% of the Common Shares then outstanding (calculated on a fully diluted basis); and (c) extend the expiry time of the offer to midnight (Vancouver time) on Friday, July 21, 2006 (collectively, the "Revised Offer"). A copy of the news release is attached as Exhibit A.

The foregoing description of the Revised Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer, filed with Canadian regulatory authorities on May 18, 2006, as amended by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, and by the Notice of Variation, which Xstrata Canada expects to file with Canadian regulatory authorities on July 11, 2006.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Not applicable.

(h) ***the names of any joint actors in connection with the disclosure required by this report;***

Xstrata Canada is a wholly-owned indirect subsidiary of the Offeror, which is a wholly-owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly-owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) ***in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***
Not applicable.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***
See paragraph (f) above.

DATED this 11th day of July, 2006

1184760 ALBERTA LTD.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: President and Secretary

EXHIBIT A

xstrata

NEWS RELEASE

**XSTRATA INCREASES OFFER FOR FALCONBRIDGE
TO C$59 PER SHARE IN CASH**

Zug, 11 July 2006

Xstrata plc, through its wholly–owned subsidiary Xstrata Canada Inc., has increased its fully underwritten all–cash offer to acquire all of the outstanding common shares of Falconbridge Limited not already owned by the Xstrata group from C$52.50 to C$59 in cash per Falconbridge share, or a total consideration of approximately C$18.1 billion (US$16.2 billion). The expiry time for the increased Xstrata offer is Friday 21 July 2006 at midnight (Vancouver time).

The increased Xstrata offer values the total common share capital of Falconbridge at approximately C$22.5 billion (approximately US$20.0 billion). Xstrata expects to mail a formal notice of variation to all Falconbridge shareholders today.

Xstrata's revised offer price represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid for Falconbridge of C$53.83, based upon the 23 June 2006 closing price on the Toronto Stock Exchange of Inco shares, being the trading day before the revised Inco offer was announced and assuming full pro–ration of the share and cash consideration in accordance with the terms of Inco's offer.

Mick Davis, Xstrata Chief Executive, said: "Our increased offer price for Falconbridge underlines our belief that the combination of Xstrata and Falconbridge represents an excellent opportunity to create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry. We believe that the transaction will be substantially earnings per share and cash flow per share accretive from the first full year of consolidation and the combined group will benefit from enhanced critical mass, leading market positions in major commodities, a range of growth opportunities, best in class diversification of earnings and a robust financial position from which to pursue further organic and acquisition–led growth.

"Xstrata has an excellent track record of support for and co–operation with local communities, sound labour relations, programmes to improve safety, environmental performance and efficiency at operations, long term investment in operations and devolved responsibility to locally–based management teams. Accordingly, we believe that a combination of Falconbridge and Xstrata is the best possible outcome for all stakeholders of both companies. The Board of Falconbridge now has a duty to its own shareholders to give Xstrata's compelling offer due and careful consideration.

"Xstrata's increased all–cash offer of C$59 per share presents all Falconbridge shareholders with a guaranteed full cash premium for their shares. It is certain, open to every shareholder and easy to evaluate, and we are confident its remaining conditions will be fulfilled shortly. Set against the continuing significant market and commodity risk inherent in the Inco offer, particularly given Inco's significantly higher leverage post transaction, and the continued uncertainty around the completion of the Phelps Dodge offer for Inco, the Xstrata offer represents compelling cash value for Falconbridge shareholders and we urge Falconbridge shareholders to tender their shares to Xstrata's superior offer."

Xstrata has varied the minimum tender condition of its offer to delete the part of the condition that requires acceptances from at least 66 2/3% of the outstanding Falconbridge common shares including the common shares held by Xstrata and its affiliates. In keeping with its consistently stated interest in acquiring 100% of Falconbridge, Xstrata's offer, as amended, is subject to the minimum tender condition that at the expiry time Xstrata shall have received acceptances from at least a majority of the Falconbridge common shares then outstanding, the votes attached to which would be included in the minority approval of a second step business combination or going private transaction (or a majority of the approximately 80.2% of the outstanding Falconbridge shares that Xstrata does not already own). Consistent with the recent ruling of the Ontario Securities Commission and the fact that the Falconbridge Shareholder Rights Plan still remains in place, Xstrata is only able to take up shares tendered to its offer from the earlier of 28 July 2006 or the date on which a majority of the 80.2% of Falconbridge shares Xstrata does not already own is tendered to its offer and provided Xstrata has received Investment Canada Act approval by then.

Xstrata currently owns approximately 19.8% of Falconbridge's issued common share capital, acquired at a price of C$28 per share in August and September 2005. If Xstrata's offer for Falconbridge is successful, this will bring the weighted average price paid per Falconbridge share to C$53.01 or a total of C$20.2 billion (US$17.9 billion).

Xstrata announced on 14 and 15 June 2006 respectively, that anti–trust authorities in the United States and Canada had confirmed that Xstrata's offer for Falconbridge presented no competition concerns and that Xstrata is free to proceed without further anti–trust review in those jurisdictions. The proposed acquisition was overwhelmingly approved by Xstrata's shareholders at an extraordinary general meeting held on 30 June 2006.

Outstanding conditions to Xstrata's offer include approval by Industry Canada and by the European Commission. No anti–trust issues are anticipated and the European Commission is expected to rule on Xstrata's offer for Falconbridge on or around 13 July 2006. On 3 July 2006, Xstrata was notified by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act has extended the review period for up to 30 days from 3 July 2006. Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, it will receive the necessary approval under the Investment Canada Act.

Other than as set out above, all of the terms and conditions of Xstrata's offer for Falconbridge described in its offer and offering circular dated 18 May 2006, as amended on 7 July 2006, remain unchanged.

Xstrata will finance its increased offer through committed financing of US$18 billion, which is currently undrawn, and cash on hand. Xstrata remains committed, following the successful completion of its acquisition of Falconbridge, to undertake one or more equity capital raisings to refinance a portion of the debt facilities entered into in connection with the proposed acquisition of Falconbridge. Deutsche Bank AG and J.P. Morgan Securities Ltd. have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding under a US$7 billion subordinated debt facility agreement. Xstrata also remains committed to maintaining an investment grade credit rating.

Consistent with Xstrata's previous offer for Falconbridge, the timing and terms of any such equity offering or offerings will be based on an assessment of the combined group's capital structure following the successful completion of the acquisition. The directors of Xstrata remain confident that any rights issue will be fully supported by Credit Suisse and Glencore International, Xstrata's two largest shareholders with a combined shareholding of approximately 35.9% of Xstrata's issued ordinary share capital.

For a discussion of recent developments concerning the Xstrata offer for Falconbridge, please refer to the section below under the heading: 'Recent developments in relation to Xstrata's offer for Falconbridge.'

Falconbridge shareholders wishing to withdraw their shares from the Inco offer should immediately contact their broker or other financial intermediary and instruct such intermediary to withdraw their Falconbridge common shares. For assistance in withdrawing shares from the Inco offer, or for questions or requests for copies of documents, Falconbridge shareholders should contact Kingsdale Shareholder Services Inc. at 1-866-639-7993. Banks and brokers should call at 416-867-2272.

ends

Investment market conference call

An investment market conference call will be held at 2.30pm British Summer Time, 3.30pm Central European time, 9.30am Eastern Daylight Time on Tuesday 11 July 2006. Media and the public are invited to join the call on a listen-only basis.

International and UK dial in numbers are as follows:

United Kingdom / international:	+44 20 7863 6101
Canada:	1 866 889 9071
United States:	1 866 432 7186

The conference call will be available as an archived audio file from Xstrata's website for 2 days following the event or as a replay from the following telephone numbers:

United Kingdom / international:	+44 20 8196 1998
Canada:	1 888 889 0604
United States:	1 266 583 1035
Access code ("account number")	**648248**

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Ernie Lalonde
National Public Relations
Telephone +1 416 848 1423
Email elalonde@national.ca

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the proposed acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended by the notice of extension dated 7 July 2006, filed with Canadian provincial and United States federal securities regulators and the notice of variation dated 11 July 2006 that the Offeror and Xstrata will mail to Falconbridge shareholders and file with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to Xstrata and its subsidiaries (including BHP Billiton Tintaya S.A. ("Tintaya") following completion of the acquisition by the Xstrata group of Tintaya announced by Xstrata on 16 May 2006 (the "Tintaya Acquisition")) and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Falconbridge Acquisition and therefore such references include the Xstrata group as enlarged by the Falconbridge group. Completion of the Falconbridge Acquisition is subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the other conditions of the Falconbridge Acquisition may not be satisfied on a timely basis or at all, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 (the "Cerrejón Acquisition") and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward–looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Recent developments in relation to Xstrata's offer for Falconbridge

In a directors' circular dated 31 May 2006 relating to the original Xstrata offer, the Falconbridge board of directors determined that the original Xstrata offer was not a "superior proposal" under the terms of the support agreement between Inco and Falconbridge (the "Inco Support Agreement"). The Falconbridge board of directors also stated in the directors' circular that it continued to recommend that Falconbridge shareholders accept the Inco offer for Falconbridge (the "Inco Offer"). The Falconbridge board of directors elected to make no recommendation with respect to the original Xstrata offer.

On 7 June 2006, Falconbridge and Inco announced that they had reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale to LionOre of certain assets and related operations of Falconbridge, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility (the "Falconbridge Divested Assets"). The closing of the sale of the Falconbridge Divested Assets is conditional on, among other things, the clearance by the US Department of Justice and the European Commission of the Inco Offer and Inco having acquired more than 50% (on a fully diluted basis) of the Falconbridge shares pursuant to the Inco Offer or otherwise. Xstrata understands, therefore, that Falconbridge will not be obliged to sell the Falconbridge Diverted Assets to LionOre if the Xstrata group acquires Falconbridge.

On 9 June 2006, Xstrata advised Inco that Xstrata had determined that it did not intend to tender its Falconbridge shares to the Inco Offer and that Xstrata had also determined that if Inco does ultimately take up and pay for Falconbridge shares deposited under the Inco Offer and proceeds to complete a subsequent acquisition transaction to acquire the Falconbridge shares that are not deposited under the Inco Offer, Xstrata intends to exercise the statutory right to dissent and demand payment of the fair value of the Falconbridge shares held by Xstrata and its affiliates in cash.

On 26 June 2006, Inco and Phelps Dodge Corporation ("Phelps Dodge") announced that they had entered into a combination agreement, pursuant to which Phelps Dodge would acquire all of the outstanding Inco shares by way of a statutory plan of arrangement for C$17.50 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full pro–ration (the "Phelps Dodge Inco Combination"). The Phelps Dodge Inco Combination is subject to the approval of Inco shareholders, Phelps Dodge shareholders, the Superior Court of Justice (Ontario) and Canadian, US and European regulatory agencies. The Phelps Dodge Inco Combination is subject to a number of other conditions, including: (a) Inco having acquired at least two–thirds of the outstanding Falconbridge shares under the Inco Offer and having completed a compulsory acquisition or a subsequent acquisition transaction in order to acquire any remaining Falconbridge shares; or (b) the Inco Support Agreement having been terminated in accordance with its terms.

Also on 26 June 2006, in connection with the Phelps Dodge Inco Combination, Inco announced that it would increase its offer for each Falconbridge share to C$17.50 in cash and 0.55676 common shares of Inco, assuming full pro–ration. Phelps Dodge agreed to purchase up to US$3.0 billion aggregate principal amount of Inco convertible subordinated notes only to the extent that Inco requires the proceeds of the notes for the acquisition of the Falconbridge shares under the Inco Offer and/or satisfaction of the obligations of Inco and Falconbridge to any Falconbridge shareholders who properly exercise dissent rights in respect of a compulsory acquisition or subsequent acquisition transaction conducted following the Inco Offer and demand that fair value be paid in cash. Falconbridge issued a notice of change to directors' circular, dated 29 June 2006, in which the Falconbridge board of directors unanimously recommended that Falconbridge shareholders accept the Inco Offer, as amended.

On 27 June 2006, a three–member panel of the Ontario Securities Commission (the "OSC") conducted a hearing relating to the application by Xstrata to terminate Falconbridge's Shareholder Rights Plan. The panel issued its decision on 30 June 2006 to the effect that the Shareholder Rights Plan be cease traded on the earlier of the date that: (a) the Offeror takes up sufficient Falconbridge shares pursuant to the Xstrata offer to satisfy the condition of the Xstrata offer that at least a majority of the Falconbridge shares then outstanding (calculated on a fully diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61–501 and Regulation Q–27, have been validly deposited to the Xstrata offer and not withdrawn (the "Majority of the Minority Condition"); and (b) 28 July 2006. The panel also ordered that the Offeror be precluded from exercising its right as stated in the original Xstrata offer to acquire up to 5% of the Falconbridge shares through normal course purchases on the Toronto Stock Exchange in accordance with applicable securities laws, until the earlier of the date on which the Offeror takes up sufficient Falconbridge shares to satisfy the Majority of the Minority Condition and 28 July 2006.

On 4 July 2006, Inco announced that the Inco Offer had been cleared by the European Commission and that it had therefore satisfied the final outstanding regulatory condition to the Inco Offer. The European Commission clearance is conditioned on the same remedy agreed upon with the US Department of Justice, which consists of the sale of the Falconbridge Divested Assets. On 7 July 2006, following the extension of the Xstrata offer on the same date, Falconbridge reiterated its recommendation of the Inco Offer and urged Falconbridge shareholders to tender their shares to the Inco Offer.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or as disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority and, in relation to the Falconbridge group, so far as Xstrata is aware having regard to public information, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

QuickLinks

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 21, 2006

NOTICE OF VARIATION

by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

xstrata

XSTRATA PLC

of its

OFFER TO PURCHASE

all the outstanding common shares
(together with associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

for the increased price of CDN. $62.50 in cash for each share

Xstrata Canada Inc. (the "**Offeror**") hereby gives notice that it is varying, amending and supplementing its offer dated May 18, 2006 (the "**Original Offer**"), as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "**First Extension**") and the Notice of Variation, dated July 11, 2006 (the "**First Variation**"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with the associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by Xstrata plc ("**Xstrata**"), and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to:

- increase the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share (the "**Increased Offer Price**");
- provide that the consideration under the Offer will not be reduced by the amount of the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006;
- delete the Minimum Tender Condition; and
- extend the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006 (the "**Expiry Time**").

YOU MUST TENDER YOUR COMMON SHARES ON OR BEFORE
8:00 P.M. (TORONTO TIME) ON MONDAY, AUGUST 14, 2006
IN ORDER TO HAVE YOUR COMMON SHARES ACQUIRED PURSUANT TO THE OFFER,
UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

The Dealer Managers for the Offer are:

In Canada	In the United States
TD Securities Inc.	**JP Morgan Securities Inc.**
JP Morgan Securities Canada Inc.	**Deutsche Bank Securities Inc.**
Deutsche Bank Securities Limited	**TD Securities (USA) LLC**

On July 16, 2006, Falconbridge announced that the Falconbridge board of directors declared a special cash dividend of Cdn. $0.75 per Common Share, payable on August 10, 2006 to holders of record at the close of business on July 26, 2006 (the "**Falconbridge Special Dividend**"). The Offeror is amending the Offer to provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend. The Increased Offer Price, together with the Falconbridge Special Dividend, would result in a combined amount of Cdn. $63.25 cash per Common Share being paid to holders of Common Shares that hold Common Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Common Shares under the Offer. Shareholders of record on July 26, 2006 will be entitled to receive the Falconbridge Special Dividend when paid by Falconbridge on August 10, 2006 irrespective of whether they tender their Falconbridge Common Shares to the Offer.

Xstrata's Increased Offer Price values the total common share capital of Falconbridge at approximately Cdn. $24.1 billion (approximately U.S. $21.2 billion), including the Falconbridge Special Dividend. The Increased Offer Price is 19% greater than the Original Offer price, which constitutes a material change to the terms of the class 1 acquisition previously approved by Xstrata shareholders on June 30, 2006 and, as a result, Xstrata is required under the Listing Rules of the United Kingdom Financial Services Authority (the "FSA") to obtain further shareholder approval. The Offer is therefore subject to the condition that Xstrata's shareholders approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price, at an extraordinary general meeting to be convened for Monday, August 14, 2006. Xstrata has received irrevocable undertakings from Glencore International AG and Credit Suisse Securities (Europe) Limited to vote in favour of the resolution to be proposed at the meeting. In aggregate, these undertakings are given in respect of 252,601,000 ordinary shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and, accordingly, Xstrata expects to receive the necessary approval under the Investment Canada Act prior to the Expiry Time. Xstrata has now concluded an extensive and comprehensive process with the Investment Review Division of Industry Canada and has been advised to expect a decision shortly.

The Offeror has deleted the Minimum Tender Condition for the Offer. Subject to applicable laws and the satisfaction or waiver of each remaining condition of the Offer, including receipt of approval under the Investment Canada Act and approval by Xstrata shareholders, the Offeror may, in its discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Common Shares have expired, take up and pay for all such Common Shares then deposited under the Offer. The Offeror will take up and pay for all additional Common Shares validly deposited under the Offer thereafter not later than 10 days after such deposit.

This notice of variation (this "**Notice of Variation**") should be read in conjunction with the Original Offer and the accompanying circular dated May 18, 2006 (the "**Circular**", and, together with the Original Offer, the "**Offer and Circular**"), as varied, amended and supplemented by the First Extension and the First Variation, and the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery that accompany this Notice of Variation. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation. The term "**Offer**" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

Shareholders who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanies this Notice of Variation, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Common Shares and all other documents required by the Letter of Transmittal with Kingsdale Shareholder Services Inc. (the "**Depositary**") at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the replacement Notice of Guaranteed Delivery (printed on pink paper) that accompanies this Notice of Variation, or a facsimile

thereof. Any Shareholder having Falconbridge Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Common Shares under the Offer. The Original Offer was accompanied by a Letter of Transmittal (printed on yellow paper) and a Notice of Guaranteed Delivery (printed on pink paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery and of the Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. or Deutsche Bank Securities Limited (collectively, the "**Canadian Dealer Managers**"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "**Dealer Managers**").

Additional copies of this document, the Offer and Circular, the First Extension, the First Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("**SEDAR**") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, as varied by the First Extension, the First Variation, and this Notice of Variation, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above–mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("**Falconbridge Options**") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

All dollar references in this Notice of Variation are in Canadian dollars, except where otherwise indicated. On July 20, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.88, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.48.

STATEMENTS REGARDING FORWARD–LOOKING INFORMATION

Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward–looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward–looking statements. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward–looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and/or Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward–looking statements.

NOTICE OF VARIATION

July 21, 2006

TO: THE SHAREHOLDERS OF FALCONBRIDGE

By notice to the Depositary and as set forth in this Notice of Variation, the Offeror has varied its Original Offer dated May 18, 2006, as varied, amended and supplemented by the First Extension and the First Variation, to purchase, on the terms and subject to the conditions contained in the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, as well as the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery, in order to (a) increase the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share (the "**Increased Offer Price**"), (b) provide that the consideration under the Offer will not be reduced by the amount of the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006, (c) delete the Minimum Tender Condition, and (d) extend the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006 (the "**Expiry Time**"). The Increased Offer Price values the total common share capital of Falconbridge at approximately Cdn. $24.1 billion (approximately U.S. $21.2 billion), including the Falconbridge Special Dividend.

Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and, accordingly, Xstrata expects to receive the necessary approval under the Investment Canada Act prior to the Expiry Time. Xstrata has now concluded an extensive and comprehensive process with the Investment Review Division of Industry Canada and has been advised to expect a decision shortly.

The Increased Offer Price is 19% greater than the Original Offer price, which constitutes a material change to the terms of the class 1 acquisition previously approved by Xstrata shareholders on June 30, 2006 and, as a result, Xstrata is required under the Listing Rules of the FSA to obtain further shareholder approval. The Offer is therefore subject to the condition that Xstrata's shareholders approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price, at an extraordinary general meeting to be convened for Monday, August 14, 2006.

Except as otherwise set forth in this Notice of Variation and the accompanying replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery, the terms and conditions set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, each as varied, amended and supplemented by the First Extension and the First Variation, continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery, the First Extension and the First Variation.

Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation. The term "**Offer**" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

1. Increase in Price Offered for Common Shares

The Offeror has varied the Offer by increasing the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share. All references in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension and the First Variation to the consideration offered by the Offeror for each Common Share are hereby amended to reflect the foregoing.

Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Common Shares are taken up under the Offer, including Shareholders who have already deposited their Common Shares to the Offer, will receive the Increased Offer Price for their Common Shares.

2. Amendments to the Offer and Circular in respect of the Special Dividend

On July 16, 2006, Falconbridge announced that the Falconbridge board of directors had declared the Falconbridge Special Dividend.

The Offeror is amending the Offer to provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend. Prior to making this amendment, any Distributions (other than Regular Dividends) declared on and after the date of the Offer (May 18, 2006) would have been assigned by the tendering Shareholder to the Offeror or would have operated to reduce the price paid under the Offer by the amount of the Distribution. The Inco Bid contained a similar provision that Inco amended in its notice of variation, dated July 17, 2006, to provide that the consideration under the revised Inco Bid will not be reduced by the amount of the Falconbridge Special Dividend.

The Increased Offer Price, together with the Falconbridge Special Dividend, would result in a combined amount of Cdn. $63.25 cash per Common Share being paid to Shareholders that hold Common Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Common Shares under the Offer. Shareholders of record on July 26, 2006 will be entitled to receive the Falconbridge Special Dividend when paid by Falconbridge on August 10, 2006 irrespective of whether they tender their Falconbridge Common Shares to the Offer.

In furtherance of the foregoing, the following amendments are made to the Offer and Circular and to the Glossary accompanying the Offer and Circular:

(a) *Amendment to the Glossary*

The following definition is added to the Glossary accompanying the Offer and Circular:

> "**Falconbridge Special Dividend**" means the special cash dividend declared on July 16, 2006 by the Falconbridge board of directors of Cdn. $0.75 per Common Share, payable on August 10, 2006 to holders of record at the close of business on July 26, 2006;

(b) *Amendment to Section 3 of the Original Offer, "Manner of Acceptance"*

Immediately following the words "other than Regular Dividends" under the sub-heading "Dividends and Distributions" in Section 3 of the Original Offer, "Manner of Acceptance", the following words are added: "and other than the Falconbridge Special Dividend".

(c) *Amendment to Section 9 of the Original Offer, "Adjustments; Liens"*

Immediately following each occurrence of the words "other than Regular Dividends" in Section 9 of the Original Offer, "Adjustments; Liens", the following words are added: "and other than the Falconbridge Special Dividend".

3. Deletion of the Minimum Tender Condition

The Offeror has deleted the Minimum Tender Condition in Section 4 of the Original Offer, "Conditions of the Offer", as varied, amended and supplemented by the First Variation, by deleting paragraph (a) in its entirety, which contained the Minimum Tender Condition, and replacing it with the words "**[Intentionally Omitted.]**".

Subject to applicable laws and the satisfaction or waiver of each remaining condition of the Offer, including receipt of approval under the Investment Canada Act and approval by Xstrata shareholders, the Offeror may, in its discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Common Shares have expired, take up and pay for all such Common Shares then deposited under the Offer. The Offeror will take up and pay for all additional Common Shares validly deposited under the Offer thereafter not later than 10 days after such deposit.

In connection with the foregoing, the following amendments are also made to the Offer and Circular, as varied, amended and supplemented by the First Variation:

(a) the first two sentences of the second paragraph from the bottom of the cover page are deleted in their entirety and replaced with the following:

> The obligation of the Offeror to take up and pay for Common Shares is subject to certain conditions. The Offer is not conditional upon any minimum number of Common Shares being deposited.

(b) the paragraph under the heading "Summary — Conditions of the Offer" on page 4 of the Offer and Circular (as amended) is deleted in its entirety and replaced with the following:

> The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The obligation of the Offeror to take up and pay for Common Shares is subject to certain conditions. The Offer is not conditional upon any minimum number of Common Shares being deposited. See Section 4 of the Offer, "Conditions of the Offer".

(c) the definition of "Minimum Tender Condition" is deleted in its entirety from the Glossary; and

(d) the last sentence of Section 12 of the Original Offer, "Market Purchases", is deleted in its entirety.

4. Extension of the Offer

The Offeror has extended the expiry time of the Offer to **8:00 p.m. (Toronto time) on Monday, August 14, 2006**. Accordingly, the definition of **"Expiry Time"** in the "Glossary" accompanying the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation, is deleted in its entirety and replaced with the following definition:

> **"Expiry Time"** means 8:00 p.m. (Toronto time) on Monday, August 14, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

5. Offer Subject to the Shareholder Approval Condition

On June 30, 2006, Xstrata announced that its shareholders had approved at its extraordinary general meeting, among other things, the acquisition of the Common Shares pursuant to the Original Offer, in accordance with the Listing Rules of the FSA, an increase in the authorized but unissued share capital of Xstrata and the renewal of the authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985. This shareholder approval satisfied the condition of the Original Offer described in paragraph (l) in Section 4 of the Original Offer, "Conditions of the Offer" (found at page 19 of the Offer and Circular).

The Increased Offer Price is 19% greater than the Original Offer price, which constitutes a material change to the terms of the class 1 acquisition previously approved by Xstrata shareholders on June 30, 2006 and, as a result, Xstrata is required under the Listing Rules of the FSA to obtain further shareholder approval. Accordingly, the condition contained in paragraph (l) in Section 4 of the Original Offer, "Conditions of the Offer", is no longer satisfied with respect to the approval of the acquisition of the Common Shares in accordance with the Listing Rules of the FSA. The Offer is therefore subject to the condition that Xstrata's shareholders approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price, at an extraordinary general meeting to be convened for Monday, August 14, 2006.

As a result of the foregoing, the last sentence of paragraph (l) in Section 4 of the Original Offer, "Conditions of the Offer", is deleted in its entirety.

The necessary Xstrata shareholder approval will be obtained if a majority of the votes cast by Xstrata's ordinary shareholders at the extraordinary general meeting is voted in favour of the resolution to approve Xstrata's acquisition of Common Shares pursuant to the Offer, as revised to reflect the Increased Offer Price.

Xstrata has received irrevocable undertakings from Glencore International AG and Credit Suisse Securities (Europe) Limited to vote in favour of the resolution to be proposed at the meeting. In aggregate, these undertakings are given in respect of 252,601,000 ordinary shares representing approximately 35.84% of Xstrata's current issued ordinary share capital.

Notwithstanding the foregoing, no further Xstrata shareholder approval is required as a condition to the Offer with respect to any increase in the authorized but unissued share capital of Xstrata nor with respect to any authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985.

6. Source of Funds

The first three paragraphs of Section 7 of the Circular, "Source of Funds" (found at pages 34 and 35 of the Offer and Circular), are deleted and replaced by the following:

> The Offeror estimates that, if it acquires all of the Common Shares (other than the Common Shares owned directly or indirectly by Xstrata), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $19.2 billion. Xstrata has agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.
>
> Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $19.0 billion, which is currently undrawn, and cash on hand. The committed financing consists of:
>
> *(a)* an underwriting letter (the "**Acquisition Facilities Underwriting Letter**"), dated July 19, 2006, pursuant to which the respective underwriters thereunder have each underwritten severally the following facilities agreements:
>
> *(i)* the acquisition facilities agreement (the "**Acquisition Facilities Agreement**") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata, a syndicate of banks and others for an aggregate of U.S. $9.5 billion; and
>
> *(ii)* a debt bridge facility agreement (the "**Debt Bridge Facility Agreement**") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for U.S. $2.5 billion; and
>
> *(b)* a committed equity bridge facility agreement (the "**Equity Bridge Facility Agreement**"), dated May 17, 2006, between Xstrata Schweiz, Xstrata and a syndicate of banks for U.S. $7.0 billion.
>
> The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36–month term loan facility for U.S. $3.353 billion, a 60–month and one day term loan facility for U.S. $1.117 billion, a 60–month revolving term loan facility for U.S. $3.353 billion and a 364–day term loan (with a one year extension at Xstrata's option) for U.S. $1.677 billion. The Debt Bridge Facility Agreement provides Xstrata Schweiz with a six–month debt bridge facility (with a 364–day extension at Xstrata's option) for U.S. $2.5 billion (the "**Debt Bridge Facility**"). The Equity Bridge Facility Agreement provides Xstrata Schweiz with a term loan facility for U.S. $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007.
>
> The Acquisition Facilities Underwriting Letter provides that each underwriter thereunder may terminate its underwriting commitment if, among other things, the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement are not executed on or before the date falling three months after May 17, 2006. However, Xstrata (Schweiz) AG may execute the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement in advance of the Offer being declared unconditional.

7. Recent Developments

Recent Developments Concerning the Offer

On July 13, 2006, Xstrata announced that it had received unconditional clearance from the European Commission in relation to the proposed acquisition of Falconbridge. The Offeror is therefore free to proceed with its Offer without any further competition review.

On July 19, 2006, Xstrata announced that the Offer would be revised to (a) increase the consideration payable under the Offer by Cdn. $3.50 to Cdn. $62.50 in cash per Common Share, (b) provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend, (c) delete the Minimum Tender Condition, and (d) extend the expiry time of the Offer to 8:00 p.m. (Toronto time) on Monday, August 14, 2006, and that Xstrata expected to mail this Notice of Variation on July 21, 2006 (the "**July 19th Xstrata Announcement**").

Recent Developments Concerning the Inco Bid for Falconbridge and the Phelps Dodge Combination with Inco

On July 12, 2006, Phelps Dodge announced that it had received antitrust clearance from the U.S. Department of Justice relating to its proposed acquisition of Inco.

On July 13, 2006, Inco issued its notice of extension extending the expiry time of the Inco Bid to midnight (Vancouver time) on Monday, July 24, 2006, unless it is further extended or withdrawn.

On July 16, 2006, Falconbridge, Inco and Phelps Dodge announced that (a) the Falconbridge board of directors declared the Falconbridge Special Dividend, (b) Inco increased the cash portion of the Inco Bid by Cdn. $1.00 per Common Share, resulting in a total of Cdn. $18.50 in cash plus 0.55676 of an Inco share for each Common Share under the revised Inco Bid, assuming full proration of the share and cash consideration in accordance with the terms of the revised Inco Bid, and (c) Phelps Dodge increased the cash portion of the consideration to be paid to shareholders of Inco in the combination of Phelps Dodge and Inco by Cdn. $2.75, resulting in a total of Cdn. $20.25 in cash and 0.672 of a Phelps Dodge share for each Inco share, assuming full proration of the share and cash consideration in accordance with the terms of the combination agreement between Phelps Dodge and Inco. Inco also announced that it had (i) reduced the minimum tender condition under the revised Inco Bid from two–thirds to 50.01% of the outstanding Common Shares on a fully diluted basis, (ii) extended the expiry time of the Inco Bid to midnight (Vancouver time) on July 27, 2006 and (iii) provided that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend. Phelps Dodge and Inco also amended their combination agreement so that the combination of Phelps Dodge and Inco may be consummated before the acquisition by Inco of 100% of Falconbridge and added a new condition precedent in favour of Phelps Dodge that provides that Inco shall have acquired at least 50.01% of the Falconbridge Common Shares under the Inco Bid and, if Inco shall have acquired at least two–thirds of the Falconbridge Common Shares, Inco shall have completed a subsequent acquisition transaction in order to acquire any remaining Falconbridge Common Shares, or that the Inco Support Agreement shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge Common Shares under the Inco Bid.

In a notice of change dated July 17, 2006 to its directors' circulars relating to the Inco Bid and the Xstrata offer of Cdn. $59.00 in cash per Common Share, the board of directors of Falconbridge unanimously recommended that Falconbridge Shareholders accept the amended Inco Bid and that Falconbridge Shareholders not accept such Xstrata offer.

On July 19, 2006, Inco issued a news release responding to the July 19th Xstrata Announcement and stated that the Inco Bid, as revised on July 16, 2006, is Inco's "best and final offer" for Falconbridge. Also on July 19, 2006, Phelps Dodge issued a news release responding to the July 19th Xstrata Announcement and stated that the Inco Bid, as revised on July 16, 2006, is the "best and final proposal for Falconbrige" that Phelps Dodge will support.

Recent Developments Concerning the Teck Bid

On July 14, 2006, the OSC granted a request by Teck Cominco for a hearing on July 21, 2006 for a permanent order that trading cease in respect of any securities issued or to be issued in connection with Inco's shareholder rights plan and that prospectus exemptions in connection with the distribution and exercise of rights issued under the Inco shareholder rights plan be removed.

8. Replacement Letter of Transmittal and Replacement Notice of Guaranteed Delivery

Shareholders who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanies this Notice of Variation, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Common Shares and all other documents required by the Letter of Transmittal with the Depositary in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the replacement Notice of Guaranteed Delivery (printed on pink paper) that accompanies this Notice of Variation, or a facsimile thereof.

Any Shareholder having Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Common Shares under the Offer.

The Original Offer was accompanied by a Letter of Transmittal (printed on yellow paper) and a Notice of Guaranteed Delivery (printed on pink paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery and of the Offer as varied, amended and supplemented by the First Extension, the First Variation and this Notice of Variation.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.

9. Time for Acceptance

The Offer is now open for acceptance until **8:00 p.m. (Toronto time) on Monday, August 14, 2006**, unless the Offer is further extended or withdrawn.

10. Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

11. Take Up of and Payment for Deposited Common Shares

If all conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", as varied, amended and supplemented by the First Variation and by this Notice of Variation, have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

12. Right to Withdraw Deposited Common Shares

Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer),

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re–deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

13. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

14. Variations to the Offer

The Offer and Circular, the First Extension, the First Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Variation and the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular, as varied, amended and supplemented by the First Extension and the First Variation, set forth in this Notice of Variation and the changes in the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery.

15. Directors' Approval

The contents of this Notice of Variation have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized, by the board of directors of the Offeror and Xstrata.

CERTIFICATE OF XSTRATA CANADA INC.

The foregoing, together with the Offer and Circular, the First Extension and the First Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, the First Extension and the First Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 21, 2006

(Signed) *Charles Rex Sartain* CHARLES REX SARTAIN Chief Executive Officer	(Signed) *Louis Oliver Forbes Irvine* LOUIS OLIVER FORBES IRVINE Chief Financial Officer

On behalf of the Board of Directors

(Signed) *Benny Steven Levene* BENNY STEVEN LEVENE Director	(Signed) *William Michael Ainley* WILLIAM MICHAEL AINLEY Director

CERTIFICATE OF XSTRATA PLC

The foregoing, together with the Offer and Circular, the First Extension and the First Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, the First Extension and the First Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 21, 2006

(Signed) *Michael Lawrence Davis*
MICHAEL LAWRENCE DAVIS
Chief Executive Officer

(Signed) *Trevor Lawrence Reid*
TREVOR LAWRENCE REID
Chief Financial Officer

On behalf of the Board of Directors

(Signed) *Ivan Glasenberg*
IVAN GLASENBERG
Director

(Signed) *Santiago Zaldumbide*
SANTIAGO ZALDUMBIDE
Director

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

<u>In Canada</u>

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

<u>In the United States</u>

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY XSTRATA CANADA INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF FALCONBRIDGE LIMITED.

LETTER OF TRANSMITTAL

for Deposit of Common Shares
(and associated rights under the
shareholder rights plan) of

FALCONBRIDGE LIMITED

Pursuant to the Offer dated May 18, 2006,
as varied, amended and supplemented, made by

XSTRATA CANADA INC.

a wholly–owned indirect subsidiary of
XSTRATA PLC

RECEIVED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON MONDAY, AUGUST 14, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge, the "**Common Shares**") of Falconbridge Limited ("**Falconbridge**") deposited pursuant to the offer dated May 18, 2006, as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "**First Extension**"), the Notice of Variation, dated July 11, 2006 (the "**First Variation**"), and the Notice of Variation, dated July 21, 2006 (the "**Second Variation**"), (as varied, amended and supplemented, the "**Offer**") made by Xstrata Canada Inc. (the "**Offeror**"), a wholly–owned indirect subsidiary of Xstrata plc, to holders of Common Shares (the "**Shareholders**") and must be received by Kingsdale Shareholder Services Inc. (the "**Depositary**") before the Expiry Time at one of the offices listed below. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 herein, "Procedure for Guaranteed Delivery". Shareholders who hold Common Shares in uncertificated form under the Falconbridge dividend reinvestment plan and who wish to deposit those Common Shares should request a certificate for such Common Shares from the plan administrator.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation (as varied, amended and supplemented, the "**Circular**") have the respective meanings set out in the Circular.

The Depositary, the Dealer Managers, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: **XSTRATA CANADA INC.**
AND TO: **KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein.**

The undersigned delivers to you the enclosed certificate(s) for Common Shares and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The undersigned understands that, unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book–entry confirmation must be received by the Depositary with respect thereto. The following are the details of the enclosed certificate(s):

BOX 1

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*
	TOTAL:		

SRP RIGHTS**
(To be completed if necessary)

Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
	TOTAL:		

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Replacement Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Falconbridge, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Falconbridge and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that

the Depositary, receives from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

BOX 2

CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Offer in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.

A Shareholder who does not check the box above will receive payment of consideration under the Offer in Canadian dollars.

The undersigned delivers to you the enclosed certificate(s) for Common Shares and, effective at such time as such shares are taken up pursuant to the Offer and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares and hereby assigns to the Offeror all right, title and interest therein.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the "**Deposited Common Shares**") and in and to all rights and benefits arising from such Common shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"), other than all regular quarterly cash dividends declared by Falconbridge in accordance with its current publicly disclosed dividend policy prior to the date of the first take up by the Offeror under the Offer ("**Regular Dividends**") and other than the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006 and payable on August 10, 2006 to holders of record at the close of business on July 26, 2006 (the "**Falconbridge Special Dividend**"), (ii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iii) the deposit of the Deposited Common Shares and Distributions complies with applicable laws, and (iv) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and delivers to the Offeror the enclosed Common Share certificate(s) and Rights Certificates, if applicable, representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Falconbridge should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares other than Regular Dividends and other than the Falconbridge Special Dividend. If, on or after the date of the Offer, Falconbridge should declare or pay any dividend (other than Regular Dividends and other than the Falconbridge Special Dividend) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Falconbridge in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer"): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non–cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Falconbridge to Shareholders prior to the time that the signatory's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the signatory deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney–in–fact of the holder of the Common Shares covered by this Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Falconbridge and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Common Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Falconbridge; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in this Letter of Transmittal. The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The undersigned revokes any and all other authority, whether as agent, attorney–in–fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney–in–fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer. The undersigned also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney–in–fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

All payments will be made in Canadian dollars, unless the Shareholder deposits Common Shares with the Depositary and elects to receive payment in U.S. dollars by checking Box 2 in this Letter of Transmittal. The amount payable in U.S. dollars will be determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque by first–class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick–up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter

of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Falconbridge. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in this Letter of Transmittal and (c) any other required documents before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "**TSX**") after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Falconbridge.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.*

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4):

Dated: ______________________

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)
Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)
Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A
REGISTRATION AND PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF AND RETURN FALCONBRIDGE SHARE CERTIFICATES TO:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Social Insurance or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(Unless Block "D" is checked) TO:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Social Insurance or Social Security Number)

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICES OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W–9

Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT.

(For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.

Social Security Number(s)
(If awaiting TIN, write "Applied For")

OR

Employer Identification Number(s)
(If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Name

Business Name

Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("**IRS**") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ______________________ Date ____________, 2006

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W–9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ______________________ Date ______________________ , 2006

1.

Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed facsimile copy thereof) together with accompanying certificate(s) representing the Common Shares in respect of which the Offer is being accepted must be received by the Depositary at any of the offices specified below before 8:00 p.m. (Toronto time) on Monday, August 14, 2006, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c) Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

2.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) the Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s) and rights certificate(s), if applicable, must be delivered to the Toronto office of the Depositary.

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required by this Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the Depositary at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock

Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers of banks and trust companies in the United States.

3.

Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.

Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Falconbridge or if the cash payable is to be delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.

Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the securities register of Falconbridge. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.

Partial Deposits

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number

of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.

Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9.

Substitute Form W–9 for U.S. Shareholders Only

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W–9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W–9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9 (the "**W–9 Guidelines**") for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W–9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W–9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W–9, and (iii) sign and date the Substitute Form W–9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W–9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W–8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W–8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W–9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W–8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Common Shares or SRP Rights, if applicable, additional certificate numbers and number of Deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Common Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable law.

(d) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing holders of Common Shares agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the back page of this Letter of Transmittal.

11.

Lost Certificates

If a share certificate or rights certificate, if applicable, has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Falconbridge's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Falconbridge's transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND SRP RIGHTS, IF APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 000000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship	The owner[3]
6. A valid trust, estate, or pension trust	The legal entity[4]
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the Person whose number you furnish. If only one person on an account has a social security number, that person's social number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS–5, Application for a Social Security Card, at the local Social Administration office, or Form SS–4, Application for Employer Identification Number, by calling 1 (800) TAX–FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly–owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W–9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1–866–639–7993

Facsimile: 416–867–2271
Toll Free Facsimile: 1–866–545–5580
contactus@kingsdaleshareholder.com
Outside North America, Bankers and Brokers Call Collect: 416–867–2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982–4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981–9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250–6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270–6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250–6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827–7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares
(and associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

Pursuant to the Offer dated May 18, 2006,
as varied, amended and supplemented, made by

XSTRATA CANADA INC.

a wholly–owned indirect subsidiary of

XSTRATA PLC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON MONDAY, AUGUST 14, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but your share certificate(s) and rights certificate(s), if applicable, are not immediately available or you are not able to deliver your share certificate(s) and rights certificate(s), if applicable, to the Depositary on or before the Expiry Time.

This Notice of Guaranteed Delivery must be used to accept the offer dated May 18, 2006, as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "**First Extension**"), the Notice of Variation, dated July 11, 2006 (the "**First Variation**") and the Notice of Variation, dated July 21, 2006 (the "**Second Variation**"), (as varied, amended and supplemented, the "**Offer**") made by Xstrata Canada Inc. (the "**Offeror**"), a wholly–owned indirect subsidiary of Xstrata plc, for share certificates and rights certificates, if applicable, representing common shares (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge, the "**Common Shares**") of Falconbridge Limited ("**Falconbridge**") only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the "**Shareholder**") is not able to deliver the certificates and all other required documents to Kingsdale Shareholder Services Inc. (the "**Depositary**") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation, (as varied, amended and supplemented, the "**Circular**") have the respective meanings set out in the Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at its Toronto office at or prior to the Expiry Time;

(c) the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and certificates representing SRP Rights (**"Rights Certificates"**) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with the Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "**TSX**") after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) such certificate(s) representing the Common Shares and, in certain circumstances, Rights Certificates, and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs; and (ii) in certain cases, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the Common Shares and Rights Certificates, if applicable, to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take up and payment for the Common Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: XSTRATA CANADA INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail, Hand or Courier:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

By Facsimile Transmission:

416-867-2271

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*
	TOTAL:		

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

SRP RIGHTS** (To be completed if necessary)

Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
	TOTAL:		

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Replacement Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Falconbridge, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Falconbridge and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary, receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Offer in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.

A Shareholder who does not check the box above will receive payment of consideration under the Offer in Canadian dollars.

Signature(s) of Holder of Common Shares	Address(es)
Name (please print or type)	
Date	Postal/Zip Code
	Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") guarantees delivery to the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm:	Authorized Signature:
Address of Firm:	Name:
	Title:
Telephone Number:	Date:

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES OR SRP RIGHTS WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Bankers and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

xstrata

July 21, 2006

Dear Falconbridge Shareholder:

On behalf of Xstrata plc ("**Xstrata**") and its wholly–owned indirect subsidiary, Xstrata Canada Inc. (the "**Offeror**"), I am pleased to send you our revised offer to purchase common shares of Falconbridge Limited for Cdn. $62.50 cash per share (the "**Offer**" or "**Increased Offer**"), an increase of Cdn. $3.50 cash per share. Our offer is for the Falconbridge common shares, together with the associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of our original offer on May 18, 2006 upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The expiry time for the offer is now 8:00 p.m. (Toronto time) on Monday, August 14, 2006 (the "**Expiry Time**").

Xstrata has also amended its offer to provide that the consideration under the Increased Offer will not be reduced by the amount of the special cash dividend of Cdn. $0.75 per Falconbridge share declared by Falconbridge on July 16, 2006 (the "**Falconbridge Special Dividend**"), which results in a combined payment of Cdn. $63.25 per Falconbridge share being paid to holders of Common Shares that hold the Common Shares on the record date for the Falconbridge Special Dividend and that validly tender and do not withdraw their Common Shares under the Offer.

The Increased Offer values the total common share capital of Falconbridge at approximately Cdn. $24.1 billion (approximately U.S. $21.2 billion), including the Falconbridge Special Dividend. We believe the Increased Offer presents an attractive opportunity for you to realize full value for your shares on an all–cash basis.

In keeping with its consistently stated interest in acquiring 100% of the Falconbridge Common Shares, Xstrata has deleted the minimum tender condition in its offer. As a result, following the satisfaction of all remaining conditions that are not waived, including receipt of approval under the Investment Canada Act and approval by Xstrata shareholders on August 14, 2006, the Offeror will be in a position to take up and pay for any Common Shares tendered to the Offer without further delay.

Enclosed in this package you will find a Notice of Variation relating to the revised Offer. If you wish to accept the Offer, you must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanies the Notice of Variation, or a facsimile thereof, and deposit it, together with certificates representing your Falconbridge Common Shares and all other documents required by the Letter of Transmittal with Kingsdale Shareholder Services Inc. at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, you may follow the procedures for guaranteed delivery set forth in Section 3 of the original offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the replacement Notice of Guaranteed Delivery

(printed on pink paper) that accompanies this Notice of Variation, or a facsimile thereof. If you have Falconbridge Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such person or institution if you wish to deposit such Falconbridge Common Shares under the Offer. If you have already deposited your Common Shares into the Offer, you need not take any further action.

I believe that Xstrata's certain cash Offer is a superior value–creating proposition for Falconbridge shareholders that provides an opportunity to bring this prolonged process to a close, to the benefit of both Falconbridge employees and shareholders. I therefore urge all Falconbridge shareholders who wish to receive the full cash value of Cdn. $63.25 per share to tender their Common Shares to Xstrata and not to tender to the Inco offer.

If you have already deposited your Common Shares to the Inco offer, you may, at any time prior to midnight (Vancouver time) on Thursday, July 27, 2006, withdraw your Common Shares in accordance with the terms of the Inco offer and deposit them into our Offer. Please note that the expiry time for the Inco offer is midnight (Vancouver time) on Thursday, July 27, 2006, at which time Inco may be in a position to take up your Common Shares if the conditions to the Inco offer have been satisfied by Inco, in which case you would no longer have a right to withdraw your Common Shares from the Inco offer and you would not be able to obtain the benefit of our superior Offer.

If you have any questions as to how to tender your shares, please contact Kingsdale Shareholder Services Inc. at toll–free in North America 1–866–639–7993 or outside North America call collect (416) 867–2272.

Yours truly,

(Signed) *M.L. Davis*

M.L. Davis
Chief Executive Officer

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Exhibit 1.6

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:

1184760 Alberta Ltd.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

Not applicable.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;
1184760 Alberta Ltd. (the "Offeror") beneficially owns and controls 73,665,996 common shares of Falconbridge Limited ("Falconbridge"), representing approximately 19.8% of the issued and outstanding common shares of Falconbridge.

(d)

the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control;

See paragraph (c) above.

(ii) ***the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and***

None.

(iii) ***the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;***
None.

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***

Not applicable.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***
On July 19, 2006, Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly–owned indirect subsidiary of Xstrata plc ("Xstrata", collectively, the "Reporting Persons"), announced its intention to vary its offer (the "Original Offer") dated May 18, 2006, as varied, amended, and supplemented by the notice of extension dated July 7, 2006, and the notice of variation dated July 11, 2006 (as varied, amended and supplemented, the "Offer"), to purchase all of the outstanding common shares of Falconbridge together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, in order to (i) increase the consideration payable under the Offer from Cdn. $59.00 to Cdn. $62.50 in cash per Common Share; (ii) provide that the consideration under the Offer will not be reduced by the special cash dividend of Cdn. $0.75 per Common Share declared by the Falconbridge board of directors on July 16, 2006; (iii) delete paragraph (a) of Section 4 of the Original Offer (as amended) in its entirety, which contained a minimum tender condition; and (iv) extend the expiry time of the Offer to 8:00 p.m. (Toronto time) Monday, August 14, 2006 (collectively, the "Revised Offer"). A copy of the news release is attached as Exhibit A.

The foregoing description of the Revised Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer, filed with Canadian regulatory authorities on May 18, 2006, as varied, amended and supplemented by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, the Notice of Variation, filed with Canadian regulatory agencies on July 11, 2006, and the Notice of Variation that Xstrata Canada expects to file with Canadian regulatory authorities on July 21, 2006.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Not applicable.

(h)

the names of any joint actors in connection with the disclosure required by this report;

Xstrata Canada is a wholly–owned indirect subsidiary of the Offeror, which is a wholly–owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly–owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

Not applicable.

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.

See paragraph (f) above.

DATED this 21st day of July, 2006

1184760 ALBERTA LTD.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: President and Secretary

EXHIBIT A

xstrata

NEWS RELEASE

XSTRATA INCREASES OFFER FOR FALCONBRIDGE TO C$63.25 PER SHARE IN CASH INCLUDING SPECIAL DIVIDEND AND WAIVES MINIMUM TENDER CONDITION

Zug, 19 July 2006

Xstrata plc, through its wholly–owned subsidiary Xstrata Canada Inc., has increased its fully underwritten all–cash offer to acquire all of the outstanding common shares of Falconbridge Limited not already owned by the Xstrata group from C$59 to C$62.50 in cash per Falconbridge share, representing a total consideration of approximately C$19.2 billion (approximately US$16.9 billion). In addition, Xstrata has amended its offer to provide that Falconbridge shareholders will receive the special cash dividend of C$0.75 per Falconbridge share declared by Falconbridge on 16 July 2006, representing a total consideration of C$63.25 per Falconbridge share, including the special dividend. The expiry time for the increased Xstrata offer is Monday 14 August 2006 at 8 pm (Toronto time).

The increased Xstrata offer values the total common share capital of Falconbridge at approximately C$24.1 billion (approximately US$21.2 billion) including the special dividend. Xstrata expects to mail a formal notice of variation to all Falconbridge shareholders on 21 July 2006.

The acquisition of Falconbridge is again conditional on approval by Xstrata shareholders at a meeting to be held on 14 August 2006. Xstrata has received irrevocable undertakings from Credit Suisse Securities (Europe) Limited and Glencore International AG to vote in favour of the resolution to be proposed at the meeting. In aggregate, these undertakings are given in respect of approximately 35.84% of Xstrata's current issued ordinary share capital.

In keeping with its consistently stated objective of acquiring 100% of Falconbridge, Xstrata's offer is no longer subject to a minimum tender condition. As a result, following receipt of approval under the Investment Canada Act and approval from its own shareholders, Xstrata will be in a position to take up and pay for any shares tendered to its offer without further delay.

Mick Davis, Xstrata Chief Executive, said: "Xstrata's revised offer reflects our belief in the fundamental value of this acquisition to Xstrata. Xstrata's 20% stake in Falconbridge, purchased at C$28 per share, puts us in the unique position of being able to offer C$63.25 per share, a price that is simply more than any other company can justify under any realistic commodity price scenario. At the revised offer of C$62.50, together with the dividend of C$0.75 per share, Xstrata's average cost per share of acquiring all of Falconbridge's shares will be approximately C$56.44 per share. Due to the flexibility of the nearly C$7 per share advantage Xstrata has secured in this transaction, we have been able to present a definitive, compelling and generous offer to Falconbridge shareholders, while ensuring that the acquisition of Falconbridge remains value, earnings and cash flow accretive to Xstrata shareholders.

"Given the overwhelming support of Xstrata's shareholders for this acquisition at the first shareholders' meeting, and the undertakings already received to vote in favour of the transaction at the next meeting, the process of shareholder approval impacts the closing date of our offer but represents no material risk. In respect of Industry Canada approval, Xstrata has now concluded an extensive and comprehensive process with the Investment Review Division and we have been advised to expect a decision shortly. We believe the undertakings we have given will underpin the positive benefits to Canada that we have always identified in our acquisition of Falconbridge. We remain confident that, as a committed and long–term investor with a track–record of delivering growth and value to stakeholders wherever we operate, approval will be forthcoming.

"It is therefore time for the Falconbridge Board to give Xstrata's compelling offer due and careful consideration and recognise that Xstrata's certain cash offer is a superior value–creating proposition for Falconbridge shareholders that provides an opportunity to bring this prolonged process to a close, to the benefit of Falconbridge employees and shareholders. I therefore urge all Falconbridge shareholders who wish to receive the full cash value of C$63.25 per share to tender their shares to Xstrata as soon as possible and not to tender to the Inco offer. I reiterate our repeatedly stated position that it is Xstrata's intention to secure 100% of the Falconbridge shares."

Other than as set out above, all of the terms and conditions of Xstrata's offer for Falconbridge described in its offer and offering circular dated 18 May 2006, as amended on 7 July 2006 and 11 July 2006, remain unchanged.

Xstrata will finance its increased offer through committed debt facilities of US$19 billion, including US$7 billion under an equity bridge facility agreement. Xstrata remains committed, following the successful completion of its acquisition of Falconbridge, to undertake one or more equity capital raisings to refinance the equity bridge facility agreement. Deutsche Bank AG and J.P. Morgan Securities Ltd. have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding under the equity bridge facility agreement. Xstrata also remains committed to maintaining a solid investment grade credit rating.

The directors of Xstrata remain confident that any rights issue will be fully supported by Credit Suisse and Glencore International, Xstrata's two largest shareholders with a combined shareholding of approximately 35.84% of Xstrata's issued ordinary share capital.

For a discussion of recent developments concerning the Xstrata offer for Falconbridge, please refer to the section below under the heading: 'Recent developments in relation to Xstrata's offer for Falconbridge.'

Falconbridge shareholders wishing to withdraw their shares from the Inco offer should immediately contact their broker or other financial intermediary and instruct such intermediary to withdraw their Falconbridge common shares. For assistance in withdrawing shares from the Inco offer, or for questions or requests for copies of documents, Falconbridge shareholders should contact Kingsdale Shareholder Services Inc. at 1–866–639–7993. Banks and brokers should call at 416–867–2272.

ends

Falconbridge Shareholders with questions please contact:
Kingsdale Shareholder Services Inc.

North American Toll Free:	1–866–639–7993
Outside North America, Banks and Brokers Call Collect	+1 (416) 867–2272
Email:	contactus@kingsdaleshareholder.com

Investment market conference call
An investment market conference call will be held at 2.30pm British Summer Time, 3.30pm Central European time, 9.30am Eastern Daylight Time on Wednesday 19 July 2006. Media and the public are invited to join the call on a listen–only basis.

International and UK dial in numbers are as follows:

United Kingdom / international:	+44 20 7365 8426
US/Canada:	+1 617 224 4326
US/Canada toll free number:	888 419 5570

The conference call will be available as an archived audio file from Xstrata's website for 2 days following the event or as a replay from the following telephone numbers:

United Kingdom / international:	+44 20 7365 8427
US/Canada:	+1 617 801 6888
US/Canada toll free number:	888 286 8010
Access code ("account number")	47726381

For further information about Xstrata's offer for Falconbridge, go to www.xstrata.com/falconbridge.

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Ernie Lalonde
National Public Relations
Telephone +1 416 848 1423
Email elalonde@national.ca

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the proposed acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended and varied by the notice of extension dated 7 July 2006 and the notice of variation dated 11 July 2006, each filed with Canadian provincial and United States federal securities regulators, and the notice of variation to be dated 21 July 2006 that the Offeror and Xstrata will mail to Falconbridge shareholders and file with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to Xstrata and its subsidiaries (including BHP Billiton Tintaya S.A. ("Tintaya") following completion of the acquisition by the Xstrata group of Tintaya announced by Xstrata on 16 May 2006 (the "Tintaya Acquisition")) and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Falconbridge Acquisition and therefore such references include the Xstrata group as enlarged by the Falconbridge group. Completion of the Falconbridge Acquisition is subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risk that Xstrata shareholders may not vote in favour of the resolution to be proposed at the extraordinary general meeting to consider the Falconbridge Acquisition, the risks that the Xstrata group will not be able to obtain the required approval under the Investment Canada Act on a timely basis or at all, the other conditions of the Falconbridge Acquisition may not be satisfied on a timely basis or at all, the risks that (and the risks associated with the fact that) the Xstrata group may not acquire under the Xstrata offer all of the Falconbridge shares not already owned by the Xstrata group, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 (the "Cerrejón Acquisition") and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Recent developments in relation to Xstrata's offer for Falconbridge

The Offeror issued a notice of variation on 11 July 2006, which increased the cash consideration payable under the Xstrata offer from C$52.50 to C$59.00 per Falconbridge share, removed the condition that 66⅔% of the Falconbridge shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the expiry time of the Xstrata offer and further extended the expiry time of the Xstrata offer to midnight (Vancouver time) on 21 July 2006.

On 13 July 2006, Xstrata announced that the Falconbridge Acquisition had been cleared unconditionally by the European Commission.

On 16 July 2006, Phelps Dodge Corporation ("Phelps Dodge"), Inco Limited ("Inco") and Falconbridge announced that Phelps Dodge had increased the cash portion of the consideration to be paid to the shareholders of Inco in the proposed combination of Phelps Dodge and Inco (the "Phelps Dodge Inco Combination") by C$2.75 per Inco share, that Inco had increased the cash portion of the Inco offer for Falconbridge ("Inco Offer") by C$1.00 per Falconbridge share and that the Falconbridge board of directors had declared a special cash dividend of C$0.75 per Falconbridge share payable by Falconbridge on 10 August 2006 to Falconbridge shareholders of record at the close of business on 26 July 2006 (the "Falconbridge Special Dividend"). Under the further revised Inco Offer, Inco is offering C$18.50 plus 0.55676 shares of Inco for each Falconbridge share, assuming full pro-ration of the consideration.

In addition, the announcement stated that Inco had reduced the minimum condition in the Inco Offer from two thirds of the outstanding shares of Falconbridge to 50.01% of such outstanding shares on a fully-diluted basis and that Phelps Dodge and Inco had also amended their agreement in relation to the Phelps Dodge Inco Combination (the "Phelps Dodge Inco Combination Agreement") so that the combination of Phelps Dodge and Inco may be consummated before the acquisition by Inco of 100% of Falconbridge. The waiver and amendment agreement dated 16 July 2006 between Phelps Dodge and Inco in respect of the Phelps Dodge Inco Combination Agreement added a new condition precedent to the Phelps Dodge Inco Combination in favour of Phelps Dodge that provided that Inco shall have acquired at least 50.01% of the Falconbridge shares under the Inco Offer and, if Inco shall have acquired at least two-thirds of the Falconbridge shares, Inco shall have completed a subsequent acquisition transaction in order to acquire any remaining Falconbridge Shares, or that the Support Agreement between Inco and Falconbridge (the "Inco Support Agreement") shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge shares under the Inco Offer.

On 16 July 2006, Inco also extended the expiry time of the Inco Offer to midnight (Vancouver time) on 27 July 2006 and amended the Inco Offer to provide that the consideration under the Inco Offer would not be reduced by the amount of the Falconbridge Special Dividend.

In a notice of change dated 17 July 2006 to its directors' circulars relating to the Inco Offer and the Xstrata offer as at the date of the notice of change, the board of directors of Falconbridge unanimously recommended that Falconbridge shareholders accept the amended Inco Offer and that Falconbridge shareholders not accept the Xstrata offer as at the date of the notice of change. In the notice of change, Falconbridge indicated that under the Inco Support Agreement, the Falconbridge board of directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the amended Inco Offer.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or the announcement issued by Xstrata on 11 July 2006 in connection with the Falconbridge Acquisition and/or as otherwise disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority and, in relation to the Falconbridge group, so far as Xstrata is aware having regard to public information, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

Exhibit 1.7

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:
1184760 Alberta Ltd.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;
Not applicable.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;

1184760 Alberta Ltd. (the "Offeror") beneficially owns and controls 73,665,996 common shares of Falconbridge Limited ("Falconbridge Common Shares"), representing approximately 19.8% of the issued and outstanding common shares of Falconbridge.

(d)

the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control;

See paragraph (c) above.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

None.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;*

None.

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***
Not applicable.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***

Xstrata plc ("Xstrata", and together with the Offeror, the "Reporting Persons") announced on July 27, 2006 (the "Announcement") that it intends to purchase Falconbridge Common Shares through the facilities of the Toronto Stock Exchange ("TSX"), subject to market conditions and applicable law, from time to time commencing on July 28, 2006 until the expiry of the Revised Offer (as defined below). The aggregate number of Falconbridge Common Shares acquired by Xstrata or any of its subsidiaries through the facilities of the TSX during the period in which the Revised Offer for Falconbridge is open for acceptance will not exceed 5% of the outstanding Falconbridge Common Shares. The purchase of up to 5% of Falconbridge Common Shares on market will be undertaken with the sole aim of assisting Xstrata to achieve its consistently stated objective of acquiring 100% of the Falconbridge Common Shares.

The foregoing description of the Announcement does not purport to be complete and is qualified in its entirety by reference to the full text of the Announcement, which is attached as Schedule A hereto.

The "Revised Offer" is being made by Xstrata Canada Inc. ("Xstrata Canada") pursuant to the offer and offering circular, filed with Canadian regulatory authorities on May 18, 2006, as varied, amended and supplemented by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, the Notice of Variation, filed with Canadian regulatory agencies on July 11, 2006, and the Notice of Variation filed with Canadian regulatory authorities on July 21, 2006.

(g) ***the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;***

Not applicable.

(h) ***the names of any joint actors in connection with the disclosure required by this report;***

Xstrata Canada is a wholly–owned indirect subsidiary of the Offeror, which is a wholly–owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly–owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) ***in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***
Not applicable.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***

See paragraph (f) above.

DATED this 27th day of July, 2006

1184760 ALBERTA LTD.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: President and Secretary

Exhibit A

xstrata

NEWS RELEASE

XSTRATA ANNOUNCES INTENTION TO PURCHASE UP TO 5% OF FALCONBRIDGE COMMON SHARES ON TSX

Toronto and Zug, 27 July 2006

Xstrata plc today announced that it intends to purchase common shares of Falconbridge Limited ("Falconbridge Common Shares") through the facilities of the Toronto Stock Exchange (the "TSX"), subject to market conditions and applicable law, from time to time commencing on 28 July 2006, until the expiry of the Xstrata offer for all of the Falconbridge Common Shares that it does not directly or indirectly own. The Ontario Securities Commission, in a decision released on 30 June 2006, ordered that the Falconbridge shareholder rights plan be cease traded, and that Xstrata be permitted to make market purchases through the facilities of the TSX, in each case as of 28 July 2006. The aggregate number of Falconbridge Common Shares acquired by Xstrata or any of its subsidiaries through the facilities of the TSX during the period in which the Xstrata offer for Falconbridge is open for acceptance will not exceed 5% of the outstanding Falconbridge Common Shares.

Xstrata has made an offer to acquire all remaining Falconbridge Common Shares not already owned by Xstrata. The purchase of up to 5% of Falconbridge Common Shares on market will be undertaken with the sole aim of assisting Xstrata to achieve its consistently stated objective of acquiring 100% of Falconbridge Common Shares.

Xstrata will issue a press release promptly after the close of business in Toronto on each day in which Xstrata or any of its subsidiaries purchase Falconbridge Common Shares on the TSX during the period in which Xstrata's offer for Falconbridge is open for acceptance.

Assuming Xstrata's offer for Falconbridge is approved by Xstrata's shareholders at a meeting to be held on 14 August, Xstrata will take up and pay C$62.50 in cash for any and all Falconbridge Common Shares tendered to its offer on that day. The expiry time for Xstrata's offer is 8 p.m. (Toronto time) on Monday, 14 August 2006.

ends

Falconbridge Shareholders with questions please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free:	1-866-639-7993
Outside North America, Banks and Brokers Call Collect	+1 (416) 867-2272
Email:	contactus@kingsdaleshareholder.com

Xstrata contacts

Claire Divver		Ernie Lalonde	
Telephone	+44 20 7968 2871	National Public Relations	
Mobile	+44 7785 964 340	Telephone	+1 416 848 1423
Email	cdivver@xstrata.com	Email	elalonde@national.ca

Michael Oke	
Aura Financial	
Telephone	+44 20 7321 0033
Mobile	+44 7834 368 299
Email	michael@aura-financial.com

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the proposed acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended and varied by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006 and the notice of variation dated 21 July 2006, each filed with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Falconbridge Acquisition and therefore such references include the Xstrata group as enlarged by the Falconbridge group. Completion of the Falconbridge Acquisition is subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risk that Xstrata shareholders may not vote in favour of the resolution to be proposed at the extraordinary general meeting to consider the Falconbridge Acquisition, the other conditions of the Falconbridge Acquisition may not be satisfied on a timely basis or at all, the risks that (and the risks associated with the fact that) the Xstrata group may not acquire under the Xstrata offer all of the Falconbridge shares not already owned by the Xstrata group, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 and/or the acquisition by the Xstrata group of BHP Billiton Tintaya S.A. ("Tintaya") which completed on 21 June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward–looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Recent developments in relation to Xstrata's offer for Falconbridge:

On 25 July 2006, Phelps Dodge Corp issued a press announcement stating that it had received an Advance Ruling Certificate from the Canadian Competition Bureau unconditionally clearing its offer to purchase all of the outstanding common shares of Inco Limited.

On 26 July 2006, Inco Limited issued a press announcement outlining why it believes the Inco–Falconbridge combination remains the best alternative for Falconbridge shareholders.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or the announcements issued by Xstrata on 11, 19, 20 and 25 July 2006 in connection with the Falconbridge Acquisition and/or the Xstrata shareholder circular dated 20 July 2006 and/or as otherwise disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority and, in relation to the Falconbridge group, so far as Xstrata is aware having regard to public information, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

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RECEIVED
2006 AUG 29 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 1.8

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:

1184760 Alberta Ltd.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

1184760 Alberta Ltd. (the "Offeror") has today purchased 18,556,430 common shares (the "Purchased Shares") of Falconbridge Limited ("Falconbridge"), representing an additional 4.9% of the issued and outstanding common shares of Falconbridge (the "Falconbridge Common Shares") as reported by Falconbridge as at July 21, 2006. This represents 4.98% of the issued and outstanding Falconbridge Common Shares as at the date of Xstrata's initial offer for Falconbridge on May 18, 2006, or 4.93% of Falconbridge Common Shares, based on Falconbridge's most recent notification of total Falconbridge Common Shares outstanding on July 21, 2006.

(c) ***the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;***
Together with the Purchased Shares, the Offeror beneficially owns and controls 92,222,426 Falconbridge Common Shares, representing approximately 24.5% of the issued and outstanding Falconbridge Common Shares as reported by Falconbridge as at July 21, 2006.

(d) ***the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:***

(i) ***the offeror, either alone or together with any joint actors, has ownership and control;***

See paragraph (c) above.

(ii) ***the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and***
None.

(iii) ***the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;***

None.

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***
The purchases were made through the facilities of the Toronto Stock Exchange (the "TSX") on July 28, 2006.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***

The purchase of the Purchased Shares was undertaken pursuant to the previously announced intention of Xstrata plc ("Xstrata", and together with the Offeror, the "Reporting Persons") to purchase Falconbridge Common Shares through the facilities of the TSX, subject to applicable law, from time to time commencing on July 28, 2006 until the expiry of the Revised Offer (defined below), and with the sole aim of assisting Xstrata to achieve its consistently stated objective of acquiring 100% of the Falconbridge Common Shares.

The foregoing description of the purchase of the Purchased Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the news release, which is attached as Schedule A hereto.

The "Revised Offer" is being made by Xstrata Canada Inc. ("Xstrata Canada") pursuant to the offer and offering circular, filed with Canadian regulatory authorities on May 18, 2006, as varied, amended and supplemented by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, the Notice of Variation, filed with Canadian regulatory agencies on July 11, 2006, and the Notice of Variation filed with Canadian regulatory authorities on July 21, 2006.

(g) *the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;*

Not applicable.

(h) *the names of any joint actors in connection with the disclosure required by this report;*

Xstrata Canada is a wholly–owned indirect subsidiary of the Offeror, which is a wholly–owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly–owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) *in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and*

Not applicable.

(j) *if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.*
See paragraph (f) above.

DATED this 28th day of July, 2006

1184760 ALBERTA LTD.

By: */s/ Benny Steven Levene*

Name: Benny Steven Levene
Title: President and Secretary

EXHIBIT A

xstrata

NEWS RELEASE

XSTRATA PURCHASE OF FALCONBRIDGE SHARES

Toronto and Zug, 28 July 2006

Xstrata plc, through its wholly–owned subsidiary 1184760 Alberta Ltd., has today purchased 18,556,430 common shares of Falconbridge Limited ("Falconbridge Common Shares") through the facilities of the Toronto Stock Exchange (the "TSX"). This represents 4.98% of the outstanding Falconbridge Common Shares, as at the date of Xstrata's initial offer for Falconbridge in May 2006, or 4.93% of Falconbridge Common Shares, based on Falconbridge's most recent notification of total common shares outstanding.

Xstrata now owns directly or indirectly 92,222,426 Falconbridge Common Shares or approximately 24.5% of Falconbridge Common Shares, based on current shares outstanding. The highest price paid and the average price paid by Xstrata for Falconbridge Common Shares purchased today was C$62.25 per share in each case. This is Xstrata's first purchase of Falconbridge Common Shares through the facilities of the TSX since Xstrata commenced its offer for Falconbridge on 18 May 2006. Xstrata Canada Inc. is a wholly–owned subsidiary of 1184760 Alberta Ltd.

On 19 July 2006, Xstrata amended its fully–underwritten all–cash offer to acquire all of the outstanding Falconbridge Common Shares not already owned by Xstrata to C$62.50 in cash per share. The expiry time for the increased Xstrata offer is Monday 14 August 2006 at 8 pm (Toronto time).

Xstrata previously announced its intention to purchase Falconbridge Common Shares through the facilities of the TSX, subject to applicable law, from time to time commencing on 28 July 2006 until the expiry of the Xstrata offer. The purchase of Falconbridge Common Shares on market is being undertaken with the sole aim of assisting Xstrata to achieve its consistently stated objective of acquiring 100% of Falconbridge Common Shares. The number of Falconbridge Common Shares purchased by Xstrata through the facilities of the TSX may not exceed 5% of the outstanding Falconbridge Common Shares, based on the number of common shares outstanding at the time of Xstrata's initial offer for Falconbridge.

ends

Falconbridge Shareholders with questions please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free:	1-866-639-7993
Outside North America, Banks and Brokers Call Collect	+1 (416) 867-2272
Email:	contactus@kingsdaleshareholder.com

Xstrata contacts

Claire Divver		Ernie Lalonde	
Telephone	+44 20 7968 2871	National Public Relations	
Mobile	+44 7785 964 340	Telephone	+1 416 848 1423
Email	cdivver@xstrata.com	Email	elalonde@national.ca

Michael Oke	
Aura Financial	
Telephone	+44 20 7321 0033
Mobile	+44 7834 368 299
Email	michael@aura-financial.com

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the proposed acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended and varied by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006 and the notice of variation dated 21 July 2006, each filed with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to Xstrata and its subsidiaries (including BHP Billiton Tintaya S.A. ("Tintaya") following completion of the acquisition by the Xstrata group of Tintaya announced by Xstrata on 16 May 2006 (the "Tintaya Acquisition")) and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Falconbridge Acquisition and therefore such references include the Xstrata group as enlarged by the Falconbridge group. Completion of the Falconbridge Acquisition is subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward–looking statements". By their nature, forward–looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward–looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward–looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward–looking statements depending on certain factors which include, but are not limited to, the risk that Xstrata shareholders may not vote in favour of the resolution to be proposed at the extraordinary general meeting to consider the Falconbridge Acquisition, the other conditions of the Falconbridge Acquisition may not be satisfied on a timely basis or at all, the risks that (and the risks associated with the fact that) the Xstrata group may not acquire under the Xstrata offer all of the Falconbridge shares not already owned by the Xstrata group, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward–looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward–looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Recent developments in relation to Xstrata's offer for Falconbridge:

On 28 July 2006, Inco announced that its tender offer to acquire all of the outstanding common shares of Falconbridge expired at midnight (Vancouver time) on 27 July 2006. At the time of expiration, the minimum tender condition of 50.01 per cent of the Falconbridge common shares had not been satisfied, and Inco has therefore elected to terminate its offer. Inco has instructed CIBC Mellon Trust Company, the depositary for the offer, to promptly return all shares tendered to its offer.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or the announcements issued by Xstrata on 11, 19, 20, 25, 27 and 28 July 2006 in connection with the Falconbridge Acquisition and/or the Xstrata shareholder circular dated 20 July 2006 and/or as otherwise disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority and, in relation to the Falconbridge group, so far as Xstrata is aware having regard to public information, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgement upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

August 15, 2006

NOTICE OF EXTENSION

by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

xstrata

XSTRATA PLC

of its

OFFER TO PURCHASE

all the outstanding common shares
(together with associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

on the basis of Cdn. $62.50 in cash for each share

Xstrata Canada Inc. (the "**Offeror**") hereby gives notice that it is extending its offer dated May 18, 2006 (the "**Original Offer**"), as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "**First Extension**"), the Notice of Variation, dated July 11, 2006 (the "**First Variation**"), and the Notice of Variation, dated July 21, 2006 (the "**Second Variation**"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with the associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by Xstrata plc ("**Xstrata**"), and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to extend the expiry time of the Offer to midnight (Vancouver time) on August 25, 2006 (the "**Expiry Time**").

ON AUGUST 14, 2006, THE OFFEROR TOOK UP 257,700,100 COMMON SHARES REPRESENTING 67.8% OF THE COMMON SHARES ON A FULLY-DILUTED BASIS. TOGETHER WITH THE COMMON SHARES PREVIOUSLY ACQUIRED BY XSTRATA, XSTRATA NOW INDIRECTLY OWNS APPROXIMATELY 92.1% OF THE OUTSTANDING COMMON SHARES ON A FULLY-DILUTED BASIS.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (VANCOUVER TIME) ON AUGUST 25, 2006.

INTERMEDIARIES LIKELY HAVE ESTABLISHED TENDERING CUT-OFF TIMES THAT ARE UP TO 48 HOURS PRIOR TO THE EXPIRY TIME. SHAREHOLDERS MUST INSTRUCT THEIR BROKERS OR OTHER INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

The Dealer Managers for the Offer are:

In Canada	In the United States
TD Securities Inc.	**JP Morgan Securities Inc.**
JP Morgan Securities Canada Inc.	**Deutsche Bank Securities Inc.**
Deutsche Bank Securities Limited	**TD Securities (USA) LLC**

This notice of extension (this "**Notice of Extension**") should be read in conjunction with the Original Offer and accompanying circular dated May 18, 2006 (the "**Circular**", and together with the Original Offer, the "**Offer and Circular**"), as varied, amended and supplemented by the First Extension, First Variation, Second Variation, and the replacement Notice of Guaranteed Delivery and replacement Letter of Transmittal that accompanied the Second Variation. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension, First Variation and Second Variation. The term "**Offer**" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation and this Notice of Extension.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. By notice to the Depositary given at 7:59 p.m. (Toronto time) on August 14, 2006, the Offeror has taken up and accepted for payment all of the Common Shares validly deposited to the Offer and not withdrawn on or before 8:00 p.m. (Toronto time) on August 14, 2006. Shareholders who have not deposited their Common Shares and who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanied the Second Variation, dated July 21, 2006, or a facsimile thereof, and deposit it, together with certificates representing their Common Shares and all other documents required by the replacement Letter of Transmittal with Kingsdale Shareholder Services Inc. (the "**Depositary**") at any of the offices set out in the replacement Letter of Transmittal in accordance with the instructions in the replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using either the replacement Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Second Variation, or a facsimile thereof.

Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

The Original Offer was accompanied by a Letter of Transmittal (printed on yellow paper) and a Notice of Guaranteed Delivery (printed on pink paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery and of the Offer as varied, amended, and supplemented by the First Extension, the First Variation, the Second Variation and this Notice of Extension.

All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the replacement Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited (collectively, the "**Canadian Dealer Managers**"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "**Dealer Managers**").

Additional copies of this document, the Offer and Circular, the First Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("**SEDAR**") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, as varied by the First Extension, the First Variation, the Second Variation, and this Notice of Extension, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("**Falconbridge Options**") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

All dollar references in this Notice of Extension are in Canadian dollars, except where otherwise indicated. On August 14, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.8897, and the Bank of Canada noon rate of exchange for U.K. pounds sterling was Cdn. $1.00 = GBP 0.4707.

STATEMENTS REGARDING FORWARD–LOOKING INFORMATION

Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward–looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward–looking statements. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward–looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward–looking statements.

NOTICE OF EXTENSION

August 15, 2006

TO: THE SHAREHOLDERS OF FALCONBRIDGE

By notice to the Depository and as set forth in this Notice of Extension, the Offeror has extended its Original Offer dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation, and the Second Variation, to purchase, on the terms and subject to the conditions contained in the Offer and Circular, as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to extend the expiry time of the Offer to midnight (Vancouver time) on August 25, 2006 (the "**Expiry Time**").

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery, each as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation, continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery, the First Extension, the First Variation, and the Second Variation.

Unless the context requires otherwise or unless otherwise defined herein in or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension, the First Variation, and the Second Variation. The term "**Offer**" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation, and this Notice of Extension.

1. Share Capital of Falconbridge

Falconbridge has advised Xstrata that, on August 14, 2006, there were issued and outstanding 380,033,405 Common Shares on a fully–diluted basis.

2. Ownership of Falconbridge Common Shares by Xstrata

On August 14, 2006, the Offeror took up 257,700,100 Common Shares representing 67.8% of the Common Shares on a fully–diluted basis. Together with the Common Shares previously acquired by Xstrata, Xstrata now indirectly owns approximately 92.1% of the outstanding Common Shares on a fully–diluted basis.

3. Recent Developments

Recent Developments Concerning the Offer

On July 25, 2006, Xstrata announced that it had received notice from the Minister of Industry that Xstrata's acquisition of Falconbridge had been approved by the Minister under the *Investment Canada Act*. Xstrata's Offer is therefore not subject to any further regulatory review.

On July 28, 2006, as per the order of the Ontario Securities Commission made June 30, 2006, the Falconbridge shareholders rights plan was cease traded and Xstrata was permitted to make market purchases through the facilities of the Toronto Stock Exchange (the "**TSX**"). On the same day, Xstrata purchased 18,556,430 Common Shares through the facilities of the TSX, which represented 4.98% of the outstanding Common Shares on the date of the Original Offer. The highest price paid and the average price paid by Xstrata for Common Shares purchased on the TSX was Cdn. $62.25 per share in each case.

Beginning on July 31, 2006, management of Falconbridge met with management of Xstrata to discuss transition arrangements should the Offer prove to be successful. Discussions regarding these matters are ongoing.

On August 2, 2006, the Falconbridge Board of Directors accelerated the vesting of all of Falconbridge's unvested and outstanding stock options in accordance with the terms of the existing stock option plans. On August 8, 2006, with the consent of Xstrata and in accordance with the terms of the existing stock option plans, the Falconbridge Board of Directors amended each of the then outstanding options to allow optionholders to elect to have their options cancelled in exchange for Cdn. $62.50 less the current respective exercise price for each of their options in lieu of exercising such options.

On August 8, 2006, Falconbridge announced that the Board of Directors of Falconbridge had unanimously determined to recommend that Falconbridge shareholders tender their Common Shares to the Offer.

Also on August 8, 2006, Falconbridge announced that on July 31, 2006, management and the advisors of Falconbridge had contacted various potential acquirors regarding any possible interest in bidding for Falconbridge at a price in excess of the Offer, and that, as of August 8, 2006, there had been no positive responses to such inquiries.

On August 10, 2006, Falconbridge paid the special cash dividend, announced July 16, 2006, of Cdn. $0.75 per share to holders of record at the close of business on July 26, 2006 (the "**Falconbridge Special Dividend**"). As provided for in the Second Variation, this amount does not reduce the consideration paid to shareholders who have or will deposit Common Shares pursuant to the Offer. On July 28, 2006, Falconbridge announced that as a result of the declaration of the Falconbridge Special Dividend the conversion price for the Falconbridge Convertible Debentures was reduced from Cdn. $27.55 to Cdn. $27.18.

On August 14, 2006, Xstrata announced that its shareholders had approved at its extraordinary general meeting the acquisition of the Common Shares pursuant to the Offer as required under the Listing Rules of the United Kingdom Financial Services Authority. The Offeror has therefore met or waived all conditions of the Offer and is free to take up any validly deposited Common Shares.

On August 15, 2006, Xstrata announced that 257,700,100 Common Shares (representing approximately 67.8% of the issued and outstanding Common Shares on a fully–diluted basis) had been validly deposited to the Offer and not withdrawn and that, by notice to the Depositary given at 7:59 p.m. (Toronto time) on August 14, 2006, the Offeror had taken up and accepted for payment all of such Common Shares. Xstrata also announced that the Expiry Time of the Offer had been extended to midnight (Vancouver time) on August 25, 2006.

Recent Developments Concerning the Inco Bid

On July 24, 2006, the Board of Directors of Falconbridge recommended that shareholders accept and tender their shares to the Inco Limited ("**Inco**") offer to acquire all of the outstanding Common Shares of Falconbridge (the "**Inco Bid**") and not tender their shares to the Xstrata Offer.

On July 28, 2006, Inco announced that the Inco Bid expired at midnight (Vancouver time) on July 27, 2006 (the "**Inco Bid Expiry Time**"). At the Inco Bid Expiry Time fewer than 50.01% of the Common Shares outstanding at the Inco Bid Expiry Time (calculated on a fully diluted basis) had been validly deposited under the Inco Bid and not withdrawn, with the result that the minimum tender condition (as defined in the Inco Bid, the "**Inco Minimum Tender Condition**") under the Inco Bid had not been satisfied. Accordingly, Inco elected not to extend the Inco Bid, did not take up any Common Shares under the Inco Bid and instructed CIBC Mellon Trust Company, the depositary under the Inco Bid, to return all Common Shares tendered to the Inco Bid.

On July 28, 2006, Inco also provided notice to Falconbridge that it was terminating the support agreement (as amended, the "**Support Agreement**") originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006, June 25, 2006 and July 16, 2006, respectively, in accordance with its terms as a result of the Inco Minimum Tender Condition not having been satisfied and Inco's decision not to extend the Inco Bid. Inco also announced that under the terms of the Support Agreement, an enhanced expense payment of U.S. $150 million was paid by Falconbridge to Inco and, upon the acquisition of Common Shares by Xstrata under the Offer a further U.S. $300 million will become payable by Falconbridge to Inco. As a result of the expiration of the Inco Bid, the definitive agreement entered into by Inco, Falconbridge and LionOre Mining International Ltd. ("**LionOre**") with respect to the divestiture of the Nikkelverk refinery and related assets has been terminated. This agreement was conditioned

on the successful completion of the Inco Bid and, as a result of its termination, a fee of U.S. $32.5 million was paid by Inco to LionOre.

4. Extension of the Offer

The Offeror has extended the expiry time of the Offer to **midnight (Vancouver time) on August 25, 2006**. Accordingly, the definition of "**Expiry Time**" in the "Glossary" section of the Offer and Circular, as varied, amended, and supplemented by the First Extension, First Variation, and Second Variation, is deleted in its entirety and replaced with the following definition:

> "**Expiry Time**" means midnight (Vancouver time) on Friday, August 25, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

The amount of cash available to be paid to Shareholders depositing their Common Shares during this extension will be the same on a per Common Share basis as the amount that was available to Shareholders whose Common Shares have been taken up.

In light of the beneficial ownership by Xstrata of approximately 92.1% of the issued and outstanding Common Shares, the Offeror anticipates substantially reduced trading levels will now occur in the Common Shares relative to historical norms. The Offer has been extended to allow Shareholders who tender by the Expiry Time to receive prompt payment for their Common Shares. The Offeror intends to acquire all Common Shares not tendered to the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction, as described in "Acquisition of Common Shares not Deposited" in Section 11 of the Circular.

5. Time for Acceptance

The Offer is now open for acceptance until **midnight (Vancouver time) on Friday, August 25, 2006**, unless the Offer is further extended or withdrawn.

6. Source of Funds

Section 7 of the Circular, "Source of Funds" (found at pages 34 and 35 of the Offer and Circular), as amended by the First Variation and the Second Variation is amended by deleting the replacement text in the Second Variation and replacing it with the following:

> The Offeror estimates that, if it acquires all of the Common Shares (other than the Common Shares owned directly or indirectly by Xstrata), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $19.2 billion. Xstrata has agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.
>
> Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $19.0 billion and cash on hand. The committed financing consists of:
>
> *(a)* a committed acquisition facilities agreement (the "**Acquisition Facilities Agreement**"), dated August 8, 2006, between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata, an international syndicate of banks and others for an aggregate of U.S. $9.5 billion;
>
> *(b)* a committed debt bridge facility agreement (the "**Debt Bridge Facility Agreement**"), dated August 3, 2006, between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for U.S. $2.5 billion; and
>
> *(c)* a committed equity bridge facility agreement dated May 17, 2006, between Xstrata Schweiz, Xstrata and a syndicate of banks for U.S. $7.0 billion, as amended by the equity bridge amendment letter agreement dated August 3, 2006, between Xstrata Schweiz and Deutsche Bank AG, London Branch (the "**Equity Bridge Facility Agreement**").
>
> Xstrata has issued drawdown notices under these committed financing agreements to make the payments to the Depositary in respect of the Common Shares taken up.

The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for U.S. $3.353 billion, a 60-month and one day term loan facility for U.S. $1.117 billion, a 60-month revolving term loan facility for U.S. $3.353 billion and a 364-day term loan (with a one-year extension at Xstrata's option) for U.S. $1.677 billion. The Debt Bridge Facility Agreement provides Xstrata Schweiz with a 180-day debt bridge facility (with a 364-day extension at Xstrata's option) for U.S. $2.5 billion (the "Debt Bridge Facility"). The Equity Bridge Facility Agreement provides Xstrata Schweiz with a term loan facility for U.S. $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007.

Xstrata and the Offeror have satisfied all conditions precedent to funding under the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement (collectively the "**Committed Financing Agreements**"). The funding facilities under the Committed Financing Agreements bear interest and are subject to fees at levels customary for credit facilities of this kind. Pursuant to the Committed Financing Agreements, Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the Offer, without the prior consent of the lenders.

7. Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance".

8. Take up of and Payment for Deposited Common Shares

Any Common Shares deposited pursuant to the Offer after August 14, 2006 will be taken up not later than 10 days after they have been deposited. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up.

Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

9. Right to Withdraw Deposited Common Shares

Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably by expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer),

is mailed, delivered or otherwise properly communicated (subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory

authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

10. Variations to the Offer

The Offer and Circular, the First Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular, as varied, amended and supplemented by the First Extension, the First Variation, and the Second Variation, set forth in this Notice of Extension.

11. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

12. Directors' Approval

The contents of this Notice of Extension have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized, by the board of directors of the Offeror and Xstrata.

APPROVAL AND CERTIFICATE OF XSTRATA CANADA INC.

The foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: August 15, 2006

(Signed) *Charles Rex Sartain* CHARLES REX SARTAIN Chief Executive Officer	(Signed) *Louis Oliver Forbes Irvine* LOUIS OLIVER FORBES IRVINE Chief Financial Officer

On behalf of the Board of Directors

(Signed) *Benny Steven Levene* BENNY STEVEN LEVENE Director	(Signed) *William Michael Ainley* WILLIAM MICHAEL AINLEY Director

APPROVAL AND CERTIFICATE OF XSTRATA PLC

The foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: August 15, 2006

(Signed) *Michael Lawrence Davis* MICHAEL LAWRENCE DAVIS Chief Executive Officer	(Signed) *Trevor Lawrence Reid* TREVOR LAWRENCE REID Chief Financial Officer

On behalf of the Board of Directors

(Signed) *Santiago Zaldumbide* SANTIAGO ZALDUMBIDE Director	(Signed) *Ivan Glasenberg* IVAN GLASENBERG Director

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this document, the Offer and Circular, the First Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

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RECEIVED
2006 AUG 29 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 1.9

**REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)**

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:

Xstrata Canada Inc.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

On August 14, 2006, Xstrata Canada Inc. (the "Offeror"), pursuant to its offer dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, and the notice of variation dated July 21, 2006, (as varied, amended and supplemented, the "Offer"), to purchase all of the outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), acquired beneficial ownership of an additional 257,700,100 Common Shares representing approximately 67.8% of the issued and outstanding Common Shares.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;

Prior to the acquisition referred to in paragraph (b) above, 1184760 Alberta Ltd. (individually, "Xstrata Alberta" and together with the Offeror and Xstrata, the "Reporting Persons") beneficially owned and controlled 92,222,426 Common Shares, representing approximately 24.3% of the issued and outstanding Common Shares on a fully–diluted basis. Following the acquisition of the 257,700,100 Common Shares referred to in (b) above, Xstrata Alberta beneficially owns 349,922,526 Common Shares, representing approximately 92.1% of the issued and outstanding Common Shares on a fully–diluted basis.

(d)

the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control;

The Offeror, along with its associates and affiliates, beneficially owns 349,922,526 Common Shares, representing approximately 92.1% of the issued and outstanding Common Shares.

On August 14, 2005, Xstrata Alberta, of which the Offeror is a wholly–owned indirect subsidiary, acquired 73,115,756 Common Shares. Between then and September 19, 2005, Xstrata Alberta acquired in three private transactions an additional 550,240 Common Shares. On July 28, 2006, Xstrata Alberta acquired an additional 18,556,430 Common Shares through the facilities of the Toronto Stock Exchange. Xstrata Alberta acquired, in the foregoing transactions, an aggregate of 92,222,426 Common Shares, representing approximately 24.3% of the issued and outstanding Common Shares on a fully–diluted basis.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and
None.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

None.

(e)

the name of the market in which the transaction or occurrence that gave rise to this report took place;
Not applicable.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***

In line with Xstrata's intention to acquire 100% of Falconbridge as soon as possible, on August 15, 2006, the Offeror announced its intention to vary its Offer in order to extend the expiry time of the Offer to midnight (Vancouver time) Friday, August 25, 2006 (along with the Offer, the "Amended Offer"). The purpose of the Amended Offer is to acquire all of the remaining outstanding Common Shares. A copy of the news release is attached as Exhibit A.

All other terms and conditions of the Original Offer dated May 18, 2006, as varied, amended, and supplemented by the Notice of Extension dated July 7, 2006, the Notice of Variation dated July 11, 2006, and the Notice of Variation dated July 21, 2006, remain unchanged. In accordance with Xstrata's consistently stated goal of acquiring 100% of the Common Shares, the Offeror intends to acquire all Common Shares not tendered to the Amended Offer following the expiry of the Amended Offer pursuant to a compulsory acquisition or subsequent acquisition transaction.

The foregoing description of the Amended Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer, filed with Canadian regulatory authorities on May 18, 2006, as varied, amended and supplemented by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, the Notice of Variation, filed with Canadian regulatory agencies on July 11, 2006, the Notice of Variation filed with Canadian regulatory agencies on July 21, 2006, and the Notice of Extension that the Offeror expects to file with Canadian regulatory authorities on August 15, 2006.

(g) ***the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;***

Not applicable.

(h) ***the names of any joint actors in connection with the disclosure required by this report;***

The Offeror is a wholly-owned indirect subsidiary of Xstrata Alberta, which is a wholly-owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly–owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and
The consideration to be paid by the Offeror in connection with the purchase of the Common Shares referred to in (b) above will be the equivalent of Cdn.$62.50 for each Common Share.

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.
See paragraph (f) above.

DATED this 15th day of August, 2006

XSTRATA CANADA INC.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: *President and Secretary*

EXHIBIT A

xstrata

NEWS RELEASE

XSTRATA ACQUIRES ADDITIONAL 67.8% OF FALCONBRIDGE AND EXTENDS OFFER TO 25 AUGUST 2006

Zug, 15 August 2006

Xstrata is pleased to announce that 257,700,100 common shares of Falconbridge ("Common Shares") have been validly deposited to Xstrata's offer to acquire all Falconbridge common shares not already owned by Xstrata. Xstrata has taken up and accepted for payment all shares tendered, which represent approximately 67.8% of the issued and outstanding Common Shares on a fully diluted basis. Xstrata now beneficially owns 349,922,526 Common Shares or approximately 92.1% of the issued and outstanding Common Shares on a fully diluted basis. Payment will be made to shareholders who have tendered their shares on or before 17 August 2006.

In line with Xstrata's intention to acquire 100% of Falconbridge as soon as possible, Xstrata has also extended the expiry date of its all-cash offer to enable the remaining Falconbridge shareholders to receive prompt payment of the same C$62.50 per share consideration under the offer. The offer will now expire at midnight (Vancouver time) on Friday, 25 August 2006. All other terms and conditions of Xstrata's offer described in its offer and offering circular dated 18 May 2006, as varied, amended, and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006, and the notice of variation dated 21 July 2006, remain unchanged. Xstrata intends to acquire all Common Shares not tendered to the offer following the expiry of the offer pursuant to a compulsory acquisition or subsequent acquisition transaction.

Xstrata has now taken effective control of Falconbridge and both management teams are working closely together to facilitate a smooth and swift integration of the two businesses.

Xstrata expects to mail a formal notice of extension to all Falconbridge shareholders today.

Falconbridge shareholders with questions or requests for copies of the documents, please call Kingsdale Shareholder Services Inc. at 1–866–639–7993. Banks and brokers should call at 416–867–2272. Further information is available from www.xstrata.com/falconbridge.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Ernie Lalonde
National Public Relations
Telephone +1 416 848 1423
Email elalonde@national.ca

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura–financial.com

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the proposed acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly–owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended, varied and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006 and the notice of variation dated 21 July 2006, all filed with Canadian provincial and United States federal securities regulators, and the notice of extension to be dated 15 August 2006 that the Offeror and Xstrata will mail to Falconbridge shareholders and file with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Falconbridge Acquisition and therefore such references include the Xstrata group as enlarged by the Falconbridge group. Completion of the Falconbridge Acquisition is subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that (and the risks associated with the fact that) the Xstrata group may not acquire under the Xstrata offer all of the Falconbridge shares not already owned by the Xstrata group, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 and/or the acquisition by the Xstrata group of BHP Billiton Tintaya S.A. ("Tintaya") which completed on 21 June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or the announcements issued by Xstrata on 11, 19, 20, 25, 27 and 28 July 2006 and 14 August 2006 in connection with the Falconbridge Acquisition and/or the Xstrata shareholder circular dated 20 July 2006 and/or as otherwise disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority and, in relation to the Falconbridge group, so far as Xstrata is aware having regard to public information, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.